AMSURG

ANNUAL REPORT 2011

AMSURG CORP.

AmSurg Centers

(Locations at December 31, 2011)



Centers in operation
Center under development

ALABAMA
Montgomery

ARIZONA
Glendale
Mesa
Peoria
Phoenix (6)
Sun City (3)
Yuma

ARKANSAS
El Dorado
Fayetteville
Rogers

CALIFORNIA
Arcadia
Burbank
Davis
Escondido
Fresno
Fullerton
Glendale
Glendora
Greenbrae
Inglewood
La Jolla
Long Beach
Oakland
Pomona
Poway
Redding
San Diego
San Luis Obispo
Temecula
Templeton
Torrance (3)

COLORADO
Cañon City
Denver
Pueblo

CONNECTICUT
Bloomfield
Wilton

DELAWARE
Dover
Lewes
Newark

FLORIDA
Altamonte Springs
Boca Raton
Boynton Beach
Coral Springs
Crystal River
Ft. Lauderdale
Ft. Myers
Gainesville
Hialeah
Inverness
Kissimmee
Lakeland
Melbourne
Miami
Mount Dora
New Port Richey
Ocala
Ocoee
Orlando (3)
Panama City
Pinellas Park
Port Orange
Port St. Lucie
Rockledge
Sarasota (2)
Sebring
Tampa
Weston
West Palm Beach (2)
Winter Haven

IDAHO
Meridian
Twin Falls

ILLINOIS
Lake Bluff

INDIANA
Evansville
Indianapolis
South Bend

KANSAS
Hutchinson
Overland Park
Shawnee
Topeka
Wichita

KENTUCKY
Crestview Hills
Louisville (2)
Paducah

LOUISIANA
Alexandria
Baton Rouge
Marrero
Metairie (2)
New Orleans

MARYLAND
Baltimore (2)
Bel Air
Chevy Chase
Glen Burnie
Laurel
Lutherville
Rockville (2)
Silver Spring (2)
Towson (3)
Waldorf
Westminster

MASSACHUSETTS
Norwood
Springfield (2)
Waltham
West Bridgewater

MICHIGAN
Detroit
Port Huron
St. Clair Shores

MINNESOTA
Blaine
Minneapolis (2)
St. Cloud

MISSOURI
Independence
Kansas City
Liberty
St. Louis

NEVADA
Las Vegas
Reno

NEW HAMPSHIRE
Newington

NEW JERSEY
Edison
Florham Park
Hanover
Lawrenceville
Oakhurst
Toms River
Voorhees
West Orange

NEW MEXICO
Santa Fe

NORTH CAROLINA
Cary
Durham
Greensboro (2)
Raleigh (2)

OHIO
Akron
Cincinnati
Columbus
Dayton
Huber Heights
Kenwood
Kettering
Lorain
Middletown
Sidney
Springboro
Toledo
Willoughby

OKLAHOMA
Oklahoma City
Tulsa (2)

OREGON
Bend
Salem

PENNSYLVANIA
Bala Cynwyd
Flourtown
Kingston
Lancaster
Malvern
Media
Pottsville
Scranton

SOUTH CAROLINA
Charleston
Clemson
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Columbia (2)
Goodlettsville
Hermitage
Kingsport
Knoxville (3)
Maryville
Memphis
Nashville
Powell

TEXAS
Abilene (2)
Austin (3)
Beaumont
Bedford
Bryan
Conroe
Dallas (2)
El Paso
Houston
McKinney
Mesquite
North Richland Hills
Plano
San Antonio (3)
Waco

UTAH
Salt Lake City
St. George

Washington, D.C.

WASHINGTON
Puyallup (2)
Tacoma (3)

WISCONSIN
Milwaukee

WYOMING
Casper

A center is under development at the following location at December 31, 2011: San Antonio, Texas

About The Company

Company Profile

AmSurg Corp. (NASDAQ: AMSG) acquires, develops and operates ambulatory surgery centers in partnership with physicians. Headquartered in Nashville, Tennessee, AmSurg operated 228 ambulatory surgery centers at December 31, 2011. By focusing on the delivery of high quality, low cost surgery services that create high patient and physician satisfaction, AmSurg Corp. creates value for the three constituencies involved in every surgical procedure: the patient, the physician and the payor.

Financial Highlights

	For the Years Ended December 31, 2011	2010
	(In thousands, except per share and center data)	
Consolidated Statement of Earnings Data:		
Revenue	**$ 786,870**	$ 703,439
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	**51,199**	51,144
Net earnings per share (diluted) from continuing operations attributable to AmSurg Corp. common shareholders	**$ 1.64**	$ 1.67
Adjusted net earnings per share (diluted) from continuing operations attributable to AmSurg Corp. common shareholders(1)	**$ 1.71**	$ 1.67
Weighted average number of shares and share equivalents outstanding (diluted)	**31,211**	30,689

(1) See page 40 for a reconciliation of GAAP and non-GAAP measures.

	2011	2010
Financial Position at Year End:		
Cash and cash equivalents	**$ 40,718**	$ 34,147
Working capital	**109,561**	89,393
Total assets	**1,573,018**	1,165,878
Long-term debt and other long-term obligations	**476,094**	307,619
Non-redeemable and redeemable noncontrolling interests	**302,858**	160,539
AmSurg Corp. shareholders' equity	**616,245**	564,068
Center Data:		
Continuing centers at year end	**228**	202
Procedures performed during year	**1,388,556**	1,267,587


Revenues
(In millions)
$494.7
$578.2
$650.3
$703.4
$786.9
2007 2008 2009 2010 2011


Operating Cash Flow
Net of Distributions to Noncontrolling Interests
(In millions)
$79.4
$90.9
$101.7
$98.5
$104.7
2007 2008 2009 2010 2011


Net Earnings Per Share (Diluted) From Continuing Operations Attributable to AmSurg Corp. Common Shareholders
$1.19
$1.45
$1.64
$1.67
$1.71
2007 2008 2009 2010 2011(1)

(1) Excludes costs of $0.07 related to the acquisition of National Surgical Care. See page 40.

Letter to Shareholders

Fellow Shareholders:

As we celebrate the 20th anniversary of AmSurg's founding, we are pleased to report a solid operating and financial performance for 2011. We exceeded both our original revenue guidance for 2011 and, excluding charges related to the National Surgical Care ("NSC") transaction, our original guidance for earnings per diluted share. Despite again facing significant headwinds from a weak economic environment and the revision of the Medicare payment system for ambulatory surgery centers ("ASCs"), our profitable growth contributed to strong cash flow from operations and a healthy financial position at year end. We increased our already market-leading satisfaction scores with our physician partners and their patients during the year, and we again demonstrated our ability to expand market share in a capacity-constrained industry through one of our most successful years ever for ASC acquisitions.


Procedures
Performed During The Year
914,211
1,070,695
1,205,523
1,267,587
1,388,556
2007
2008
2009
2010
2011

The past year also marked the end of a four-year period in which we faced an annual incremental negative impact from the revision of the Medicare payment system for ASCs. During this period, the negative impact of these incremental reductions in reimbursement was compounded by the economic recession beginning in 2008. In spite of these impediments to growth, we increased our number of centers in operation by 42% during these four years, while increasing revenues and total AmSurg Corp. shareholders' equity by 59% and 50%, respectively. We substantially diversified our revenues through strong growth in the number of our multi-specialty facilities, with multi-specialty revenues accounting for 31% of fourth-quarter 2011 total revenues versus 12% for fourth-quarter 2007. Due to multi-year strategic initiatives to enhance the value proposition we provide our physician partners, we have strengthened our ability to be the strategic partner of choice for physicians.

We emerged into 2012 well positioned to produce our strongest anticipated growth in revenues and earnings since 2008. This expectation is based, in part, on the absence of headwinds from revisions to the Medicare payment system for the first time in four years and on an improving economic outlook. In addition, our stronger prospects reflect the determined efforts of our physician partners and our colleagues throughout AmSurg to navigate the challenging environment we have faced since the end of 2007. We are confident that, as a leading ASC company, we have the experience, the scale and the financial strength to leverage compelling industry dynamics to begin rebuilding a record of long-term growth and increased shareholder value that is more consistent with our historic levels.

Acquisition strategy, increased same-center revenues drive profitable 2011 growth – AmSurg's revenues increased 12% for 2011 to $786.9 million from $703.4 million for 2010. Adjusted net earnings from continuing operations per diluted share attributable to AmSurg common shareholders, which excluded NSC transaction costs of $0.07, increased 2% to $1.71 from $1.67 for 2010, while net earnings from continuing operations per diluted share attributable to AmSurg common shareholders were $1.64 for 2011. The results for 2011 included an incremental negative impact of $0.05 per diluted share from the revision of the Medicare payment system for ASCs and $0.07 per diluted share from higher interest costs related to the refinancing of the Company's credit facility in May 2010 and a higher effective tax rate.

Most of the Company's revenue growth for 2011 resulted from the record addition of 27 new centers during 2011, 26 of which were acquired. The majority of these centers were acquired in the NSC transaction on September 1st, including 14 multi-specialty centers and two gastroenterology centers. We also acquired ten centers during 2011 in separate transactions, including six multi-specialty centers, three gastroenterology centers and one ophthalmology center, We opened one de novo gastroenterology center during 2011.

In addition, we are encouraged by a 1% increase in same-center revenues for 2011, which followed a 2% decline for 2010 and is the first increase in three years. The gradual improvement in the national economy contributed to this performance, despite the negative impact from the Medicare payment revision, as same-center revenues were flat for the first quarter of 2011 and increased to 1% for each of the last three quarters of the year.

Strong cash flow and solid year-end financial position support 2012 growth expectations – After a year with a record number of center additions, which resulted in acquisition and development expenditures of nearly $240 million, we completed 2011 with a sound financial position that will amply support our planned growth initiatives for 2012. We continued to self-fund a substantial portion of our capital and development expenditures during 2011, with net cash flows from operating activities, less distributions to noncontrolling interests, of $104.7 million for the year, which was more than two times net earnings from continuing operations attributable to AmSurg common shareholders. As a result, the ratio of total debt at the end of 2011 to EBITDA for the year was 2.9 as calculated under our credit agreement, and at the end of 2011 our availability under our revolving credit facility was $99 million and our cash and cash equivalents were $40.7 million.


Continuing Centers
At Year End
161
181
195
202
228
2007
2008
2009
2010
2011

2012 guidance for a return to double-digit growth in revenues and earnings per share – For 2012, we expect to produce double-digit growth in both revenues and earnings per diluted share for the first time in three years. Despite our continued caution about the slow economic recovery and continued high unemployment, which is reflected in our guidance for growth in same-center revenues in a range of 0% to 2%, our guidance for 2012 revenues is in a range of $900 million to $920 million, an increase of 14% to 17% from 2011. Our 2012 guidance for net earnings from continuing operations per diluted share attributable to AmSurg common shareholders is in a range of $1.95 to $1.99, up 14% to 16% from 2011, excluding the $0.07 NSC transaction costs.

We expect our 2011 center additions to be the primary driver of our revenue growth for 2012. These 27 centers are larger and more weighted toward multi-specialty centers than our previous center mix and include our largest single center acquisition ever, completed in the fourth quarter, which generates annualized operating income of approximately seven times our average center. With more than two-thirds of these centers having been added in the last four months of 2011, we expect they will have a significant positive impact on our 2012 financial results.

In addition, we intend to complete additional acquisitions in 2012 that will contribute to our revenue growth for the year, although their larger impact will be on 2013 based upon the expected timing of the transactions. During 2012, we will target acquisitions that will add annualized operating income in a range of $25 million to $29 million. Our projected acquisition expenditures for 2012 are consistent with our more typical range of expenditures historically in the range of $100 million to $150 million, a large portion of which we expect to self-fund through expected net cash flow from operations, less distributions to noncontrolling interests, in a range of $115 million to $120 million for 2012.

AmSurg is well-positioned for long-term growth as leader in freestanding ASC industry – Although growth for AmSurg and the free standing ASC industry was restrained during the last four years by the impact of the revision of the Medicare payment system for ASCs and the economic downturn, the long-term growth prospects for our Company and industry continued to strengthen over this time frame.

We expect a primary driver of this long-term growth will be an increasing number of surgical procedures, the great majority of which will be performed on an outpatient basis. This expectation is consistent with industry data indicating that currently approximately 77% of surgical procedures are performed on an outpatient basis. Among the factors driving procedure growth are the following.

- Demographic trends indicating that as the baby boom generation ages, our target population will increase steadily at a rate of 1% to 3% annually;
- Health care reform legislation that is intended to provide access to health care for approximately 30 million people who previously lacked the access health insurance provides and that broadens the preventive care procedures, such as colorectal cancer screenings, that are required to be covered under health care insurance plans, while reducing consumers' cost-sharing responsibilities for these procedures;
- Large underserved populations – in addition to those people previously without health insurance – for both gastroenterology procedures, such as colonoscopy screenings, and ophthalmology procedures, such as cataract removal; and
- The declining health status of the U.S. population due to rising levels of obesity and other lifestyle risk issues.

In addition to a steady, long-term migration of surgical procedures to an outpatient basis from an inpatient basis, our industry has benefitted from a similar migration in procedures to freestanding ASCs from hospital-based outpatient surgery centers. Although freestanding ASCs today perform approximately 41% of outpatient surgical procedures, we believe the increasing national focus on the quality and cost of healthcare is strengthening the appeal of freestanding ASCs, which are the most affordable, high quality modality for many procedures.

Due to disparities in the Medicare payment system for ASCs, procedures performed in hospital outpatient centers cost 73% more than the same procedures in freestanding ASCs, although we believe AmSurg quality metrics are second to none. Our analysis indicates that Medicare could save $2 billion annually by directing its participants to the most appropriate cost-effective modality. While increasing pressure on the medical loss ratios of commercial payers is prompting a somewhat stronger migration of their procedures to freestanding ASCs, a substantial opportunity exists to improve this migration across the healthcare system through advocacy and education focused on physicians, patients and payers.

In addition to the positive implications that an expanding volume of procedures has for our organic growth prospects, we intend to continue building our position of industry leadership by expanding our market share through acquisitions. Our operations have grown to include the country's largest number of ASCs primarily through an unmatched record of successfully acquiring and integrating freestanding ASCs. Enhancing our ability to continue expanding this record, we are in a uniquely favorable competitive position today as the only public company primarily focused on the ASC industry. Our three primary non-hospital peers have significantly higher leverage ratios than AmSurg after completing leveraged buyout transactions in the past five years. Our strong financial position enhances the relative flexibility with which we can pursue appropriate center acquisitions. At a time of limited new ASC capacity creation, primarily due to a lack of eligible physicians and development capital, the expertise and resources with which we can focus on consolidating a fragmented market supports our ability to continue gaining market share in an industry experiencing favorable trends in long-term demand.

Summary – With regard to AmSurg's prospects for long-term growth, one of our most important accomplishments over the last four years has been our focused and systematic engagement of our physician partners to learn from them how we can improve the value proposition we provide. While our work to be the strategic partner of choice for our physician partners is never complete, we can measure our progress through the opportunities they have given us to deepen our relationships by doing more to help them navigate the increasingly complex regulatory, quality, financial and operating challenges faced by our ASCs. In effect, our physician-centric culture is enabling our physician partners to practice medicine more independently by providing the tools, support and services needed to operate our centers successfully.

As we enter both our 21st year of operations and a period in which we expect stronger growth, we thank our physician partners for their perseverance in working through the challenges of the past several years and for their trust in our ability to help our centers succeed. We also recognize the dedicated performance of our employees in serving our physician partners, despite the difficult economic and industry environment. Because of the strength of these partnerships, we believe our ASCs provide patients the highest quality, most cost effective care available. Finally, we thank you for your investment in AmSurg. We are confident of our improved prospects for increasing long-term shareholder value.

Sincerely,



Christopher A. Holden
President and Chief Executive Officer

Selected Financial Data

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Consolidated Statement of Earnings Data:					
Revenues	$ 786,870	$ 703,439	$ 650,330	$ 578,158	$ 494,706
Operating expenses	545,035	476,654	431,614	375,895	323,039
Equity in earnings of unconsolidated affiliates	613	-	-	-	-
Operating income	242,448	226,785	218,716	202,263	171,667
Interest expense	15,347	13,486	7,773	9,920	9,495
Earnings from continuing operations before income taxes	227,101	213,299	210,943	192,343	162,172
Income tax expense	35,841	33,791	34,347	31,017	24,784
Net earnings from continuing operations	191,260	179,508	176,596	161,326	137,388
Discontinued operations:					
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	397	3,720	5,456	6,373	11,203
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax	(1,543)	(2,732)	(702)	(1,773)	1,712
Net (loss) earnings from discontinued operations	(1,146)	988	4,754	4,600	12,915
Net earnings	190,114	180,496	181,350	165,926	150,303
Less net earnings attributable to noncontrolling interests	140,117	130,671	129,202	118,880	106,128
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,997	$ 49,825	$ 52,148	$ 47,046	$ 44,175
Amounts attributable to AmSurg Corp. common shareholders:					
Earnings from continuing operations, net of tax	$ 51,199	$ 51,144	$ 50,741	$ 47,405	$ 37,789
Discontinued operations, net of tax	(1,202)	(1,319)	1,407	(359)	6,386
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,997	$ 49,825	$ 52,148	$ 47,046	$ 44,175
Basic earnings per common share:					
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.68	$ 1.69	$ 1.66	$ 1.47	$ 1.20
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.64	$ 1.65	$ 1.71	$ 1.49	$ 1.44
Diluted earnings per common share:					
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.64	$ 1.67	$ 1.64	$ 1.45	$ 1.19
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.60	$ 1.62	$ 1.69	$ 1.47	$ 1.42
Weighted average number of shares and share equivalents outstanding:					
Basic	30,452	30,255	30,576	31,503	30,619
Diluted	31,211	30,689	30,862	31,963	31,102
Operating and Other Financial Data:					
Continuing centers at end of year	228	202	195	181	161
Procedures performed during year	1,388,556	1,267,587	1,205,523	1,070,695	914,211
Same-center revenue increase (decrease)	1%	(2%)	0%	3%	4%
Cash flows provided by operating activities	$ 243,423	$ 230,575	$ 232,584	$ 209,696	$ 182,916
Cash flows used in investing activities	(254,367)	(72,905)	(112,792)	(131,780)	(179,368)
Cash flows provided by (used in) financing activities	17,515	(152,900)	(121,963)	(76,321)	(6,322)

	At December 31,				
	2011	2010	2009	2008	2007
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 40,718	$ 34,147	$ 29,377	$ 31,548	$ 29,953
Working capital	109,561	89,393	80,161	85,497	83,792
Total assets	1,573,018	1,165,878	1,066,831	905,879	781,634
Long-term debt and other long-term liabilities	476,094	307,619	318,819	288,251	232,223
Non-redeemable and redeemable noncontrolling interests (1)	302,858	160,539	128,618	66,079	62,006
AmSurg Corp. shareholders' equity	616,245	564,068	505,116	460,429	411,225

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies."

Forward-Looking Statements

This report contains certain forward-looking statements (all statements other than statements with respect to historical fact) within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve known and unknown risks and uncertainties including, without limitation, those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and listed below, some of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Actual results could differ materially and adversely from those contemplated by any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release any revisions to any forward-looking statements in this discussion to reflect events and circumstances occurring after the date hereof or to reflect unanticipated events.

Forward-looking statements and our liquidity, financial condition and results of operations may be affected by the following or by other unknown risks and uncertainties:

- the risk that payments from third-party payors, including government healthcare programs, may decrease or not increase as costs increase;
- adverse developments affecting the medical practices of our physician partners;
- our ability to maintain favorable relations with our physician partners;
- our ability to compete for physician partners, managed care contracts, patients and strategic relationships;
- our ability to acquire and develop additional surgery centers on favorable terms;
- our ability to grow revenues by increasing procedure volume while maintaining operating margins and profitability at our existing centers;
- our ability to manage the growth in our business;
- our ability to obtain sufficient capital resources to complete acquisitions and develop new surgery centers;
- adverse weather and other factors beyond our control that may affect our surgery centers;
- adverse impacts on our business associated with current and future economic conditions;
- our failure to comply with applicable laws and regulations;
- the risk of changes in legislation, regulations or regulatory interpretations that may negatively affect us;
- the risk of becoming subject to federal and state investigation;
- the risk from an unpredictable impact of the Health Reform Law;
- the risk of regulatory changes that may obligate us to buy out interests of physicians who are minority owners of our surgery centers;
- potential liabilities associated with our status as a general partner of limited partnerships;
- liabilities for claims brought against our facilities;
- our legal responsibility to minority owners of our surgery centers, which may conflict with our interests and prevent us from acting solely in our best interests;
- potential write-offs of the impaired portion of intangible assets; and
- potential liabilities relating to the tax deductibility of goodwill.

Overview

We acquire, develop and operate ambulatory surgery centers, or centers or ASCs, in partnership with physicians. As of December 31, 2011, we operated 228 ASCs, of which we owned a majority interest (primarily 51% or greater) in 225 ASCs and a minority interest in three ASCs (one of which is consolidated). The following table presents the number of procedures performed at our continuing centers and changes in the number of ASCs in operation, under development and under letter of intent for the years ended December 31, 2011, 2010 and 2009. An ASC is deemed to be under development when a limited partnership or limited liability company has been formed with the physician partners to develop the ASC.

	2011	2010	2009
Procedures	1,388,556	1,267,587	1,205,523
Continuing centers in operation, end of year (consolidated)	226	202	195
Continuing centers in operation, end of year (unconsolidated)	2	-	-
Average number of continuing centers in operation, during year	212	198	186
New centers added during year	27	7	14
Centers discontinued during year	5	5	1
Centers under development, end of year	1	1	1
Centers under letter of intent, end of year	2	8	1

Of the continuing centers in operation at December 31, 2011, 146 centers performed gastrointestinal endoscopy procedures, 39 centers performed procedures in multiple specialties, 36 centers performed ophthalmology surgery procedures, and seven centers performed orthopedic procedures. We intend to expand primarily through the acquisition and development of additional ASCs and through future same-center growth. We expect our same-center revenue for 2012 to increase by 0% to 2%. Our growth strategy also includes the acquisition and development of additional surgery centers, which on an annual basis would generate additional operating income of $25 million to $29 million. We anticipate that because the majority of these acquisitions would occur in the latter part of 2012, and their contribution to our 2012 operating income would not be significant.

While we own less than 100% of each of the entities that own the centers, our consolidated statements of earnings include 100% of the results of operations of each of our consolidated entities, reduced by the noncontrolling partners' interests share of the net earnings or loss of the surgery center entities. The noncontrolling ownership interest in each limited partnership or limited liability company is generally held directly or indirectly by physicians who perform procedures at the center. Our share of the profits and losses of two non-consolidated entities are reported in equity in earnings of unconsolidated affiliates in our statement of earnings.

Sources of Revenues

Substantially all of our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers. This fee varies depending on the procedure, but usually includes all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include the charges of the patient's surgeon, anesthesiologist or other attending physicians. At certain of our centers, our revenues include charges for anesthesia services delivered by medical professionals employed or contracted by our centers. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for services rendered to patients. The amount of payment a surgery center receives for its services may be adversely affected by market and cost factors as well as other factors over which we have no control, including changes to the Medicare and Medicaid payment systems and the cost containment and utilization decisions of third-party payors. We derived approximately 29%, 31% and 33% of our revenues in the years ended December 31, 2011, 2010 and 2009, respectively, from governmental healthcare programs, primarily Medicare and Medicare Advantage managed care plans, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules.

Effective January 1, 2008, Centers for Medicare and Medicaid Services, or CMS, revised the payment system for services provided in ASCs, and the phase-in of the revised rates was completed in 2011. Under the revised payment system, ASCs are paid based upon a percentage of the payments to hospital outpatient departments pursuant to the hospital outpatient prospective payment system and reimbursement rates for ASCs are increased annually based on increases in the consumer price index, or CPI. The revised payment system resulted in a significant reduction in the reimbursement rates for gastroenterology procedures, which comprise approximately 75% of the procedures performed by our surgery centers, and certain ophthalmology and pain procedures. We estimate that our net earnings per share were negatively impacted by the revised payment system by $0.05 in 2008, an additional $0.07 in 2009, an additional $0.06 in 2010 and an additional $0.05 in 2011.

Effective for fiscal year 2011 and subsequent years, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Health Reform Law, provides for the annual CPI increases applicable to ASCs to be reduced by a productivity adjustment, which will be based on historical nationwide productivity gains. The final reimbursement rates announced by CMS in November 2011 for 2012, reflect a 1.6% net increase, which we estimate will positively impact our 2012 revenue by approximately $5.0 million. There can be no assurance that CMS will not further revise the payment system, or that any annual CPI increases will be material.

Pursuant to the Budget Control Act of 2011, or BCA, a bipartisan joint congressional committee was formed to identify deficit reductions of $1.2 trillion by November 23, 2011. Because the committee failed to propose a plan to cut the deficit by the deadline, the BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. The percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured or how they would impact the Company , what other deficit reduction initiatives may be proposed by Congress or whether Congress will attempt to suspend or restructure the automatic budget cuts.

The Health Reform Law represents significant change across the healthcare industry. The Health Reform Law contains a number of provisions designed to reduce Medicare program spending, including the annual productivity adjustment, discussed above, that reduces payment updates to ASCs, effective since fiscal year 2011. However, the Health Reform Law also expands coverage of uninsured individuals through a combination of public program expansion and private sector health insurance reforms. For example, the Health Reform Law, as enacted, expands eligibility under existing Medicaid programs, imposes financial penalties on individuals who fail to carry insurance coverage, creates affordability credits for those not enrolled in an employer-sponsored health plan, requires each state to establish a health insurance exchange and permits states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. The Health Reform Law also establishes a number of private health insurance market reforms, including a ban on lifetime limits and pre-existing condition exclusions, new benefit mandates, and increased dependent coverage.

Many health plans are required to cover, without cost-sharing, certain preventive services designated by the U.S. Preventive Services Task Force, including screening colonoscopies. Medicare must now also cover these preventive services without cost-sharing, and, beginning in 2013, states that provide Medicaid coverage of these preventive services without cost-sharing will receive a one percentage point increase in their federal medical assistance percentage for these services.

Health insurance market reforms that expand insurance coverage may result in an increased volume for certain procedures at our centers. However, many of these provisions of the Health Reform Law will not become effective until 2014 or later, and these provisions may be amended or eliminated or their impact could be offset by reductions in reimbursement under the Medicare program. Numerous challenges to the Health Reform Law have been filed in federal courts. Some federal courts have upheld the constitutionality of the Health Reform Law or dismissed cases on procedural grounds. Others have held unconstitutional the requirement that individuals maintain health insurance or pay a penalty and have either found the Health Reform Law void in its entirety or left the remainder of the law intact. The U.S. Supreme Court is expected to decide the constitutionality of the Health Reform Law in 2012. Based on the outcome of the U.S. Supreme Court's review, the Health Reform Law, or individual components of it, may be upheld, invalidated or modified. In addition, repeal of the Health Reform Law has become a theme in political campaigns during this election year.

Because of the many variables involved, including the law's complexity, lack of implementing regulations or interpretive guidance, gradual implementation, pending court challenges, and possible amendment or repeal, we are unable to predict the net effect of the reductions in Medicare spending, the expected increases in revenues from increased procedure volumes, and numerous other provisions in the law that may affect the Company. We are further unable to foresee how individuals and employers will respond to the choices afforded them by the Health Reform Law. Thus, we cannot predict the full impact of the Health Reform Law on the Company at this time.

CMS is increasing its administrative audit efforts through the nationwide expansion of the recovery audit contractor, or RAC, program. RACs are private contractors that conduct post-payment reviews of providers and suppliers that bill Medicare to detect and correct improper payments for services. The Health Reform Law expands the RAC program's scope to include Medicaid claims. A final rule released by CMS on September 14, 2011 required all states to implement Medicaid RAC programs by January 1, 2012. In addition to RACs, other contractors, such as Medicaid Integrity Contractors, perform payment audits to identify and correct improper payments. We could incur costs associated with appealing any alleged overpayments and be required to repay any alleged overpayments identified by these or other administrative audits.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. Effective January 15, 2009, CMS promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient or the wrong site. Several commercial payors also do not reimburse providers for certain preventable adverse events. In addition, a 2006 federal law authorizes CMS to require ASCs to submit data on certain quality measures. In addition, CMS established a quality reporting program for ASCs under which ASCs that fail to report on five quality measures beginning on October 1, 2012 will receive a 2% reduction in reimbursement for calendar year 2014. Further, the Health Reform Law required the Department of Health and Human Services, or HHS, to present a plan to Congress for implementing a value-based purchasing system that would tie Medicare payments to ASCs to quality and efficiency measures. On April 18, 2011, HHS reported to Congress on its plan for implementing a value-based purchasing program for ASCs. HHS recommended a phase-in timeframe for implementation and described the initial steps to include a quality reporting program such as CMS is implementing this year. The Health Reform Law also requires HHS to study whether to expand to ASCs its current policy of not paying additional amounts for care provided to treat conditions acquired during an inpatient hospital stay.

In addition to payment from governmental programs, ASCs derive a significant portion of their revenues from private healthcare insurance plans. These plans include both standard indemnity insurance programs as well as managed care programs, such as PPOs and HMOs. The strengthening of managed care systems nationally has resulted in substantial competition among providers of surgery center services that contract with these systems. Exclusion from participation in a managed care network could result in material reductions in patient volume and revenue. Some of our competitors have greater financial resources and market penetration than we do. We believe that all payors, both governmental and private, will continue their efforts over the next several years to reduce healthcare costs and that their efforts will generally result in a less stable market for healthcare services. While no assurances can be given concerning the ultimate success of our efforts to contract with healthcare payors, we believe that our position as a low-cost alternative for certain surgical procedures should enable our surgery centers to compete effectively in the evolving healthcare marketplace.

Critical Accounting Policies

Our accounting policies are described in note 1 of our consolidated financial statements. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Principles of Consolidation. The consolidated financial statements include the accounts of AmSurg and our subsidiaries and the consolidated limited partnerships and LLCs. Consolidation of such limited partnerships and LLCs is necessary as our wholly owned subsidiaries have primarily 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs, and have control of the entities. The responsibilities of our noncontrolling partners (limited partners and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances are eliminated. We also have an ownership interest of less than 51% in three of our limited partnerships and LLC's, one of which we consolidate as we have substantive participation rights and two of which we do not consolidate as we own 20% of each entity and our rights are limited to protective rights only.

We identify and present ownership interests in subsidiaries held by noncontrolling parties in our consolidated financial statements within the equity section but separate from our equity. However, in instances in which certain redemption features that are not solely within our control are present, classification of noncontrolling interests outside of permanent equity is required. The amounts of consolidated net income attributable to us and to the noncontrolling interests are identified and presented on the face of the consolidated statements of earnings; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Lastly, the cash flow impact of certain transactions with noncontrolling interests is classified within financing activities.

Upon the occurrence of various fundamental regulatory changes, we would be obligated under the terms of our partnership and operating agreements to purchase the noncontrolling interests related to substantially all of our partnerships. While we believe that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2011, and the occurrence of such regulatory changes is outside of our control. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of our equity and are classified as noncontrolling interests – redeemable on our consolidated balance sheets.

Center profits and losses are allocated to our partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of our center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of our consolidated partnerships are generally determined on a pre-tax basis. Total net earnings attributable to noncontrolling interests are presented after net earnings. However, we consider the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which we must determine our tax expense. In addition, distributions from the partnerships are made to both our wholly owned subsidiaries and the partners on a pre-tax basis.

Investments in unconsolidated affiliates in which we exert significant influence but do not control or otherwise consolidate are accounted for using the equity method. These investments are included as investments in unconsolidated affiliates in our consolidated balance sheets. Our share of the profits and losses from these investments are reported in equity in earnings of unconsolidated affiliates in our consolidated statement of earnings. We monitor each investment for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the company and record a reduction in carrying value when necessary.

We operate in one reportable business segment, the ownership and operation of ASCs.

Revenue Recognition. Center revenues consist of billing for the use of the centers' facilities, or facility fees, directly to the patient or third-party payor, and in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Allowance for Contractual Adjustments and Bad Debt Expense. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors, which we estimate based on historical trends of the surgery centers' cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. In addition, we must estimate allowances for bad debt expense using similar information and analysis. These estimates are recorded and monitored monthly for each of our surgery centers as additional revenue is recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, that the range of reimbursement for those procedures within each surgery center specialty is very narrow and that payments are typically received within 15 to 45 days of billing. In addition, our surgery centers are not required to file cost reports, and therefore, we have no risk of unsettled amounts from governmental third-party payors. Except in certain limited instances, these estimates are not, however, established from billing system-generated contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter. While we believe that our allowances for contractual adjustments and bad debt expense are adequate, if the actual contractual adjustments and write-offs are in excess of our estimates, our results of operations may be overstated. During the years ended December 31, 2011, 2010 and 2009, we had no significant adjustments to our allowances for contractual adjustments and bad debt expense related to prior periods. At December 31, 2011 and 2010, net accounts receivable reflected allowances for contractual adjustments of $159.2 million and $118.5 million, respectively, and allowances for bad debt expense of $22.7 million and $13.1 million, respectively. The increase in our contractual allowance and allowances for bad debt expense is primarily related to allowances established for new centers acquired and increases in standard rates at existing centers during 2011. At December 31, 2011 and 2010, we had 35 and 31 days outstanding, respectively, reflected in our gross accounts receivable. The increase in our days outstanding is primarily due to the addition of multi-specialty centers, which typically experience slightly longer collection cycles than do single specialty centers.

Purchase Price Allocation. We allocate the respective purchase price of our acquisitions by first determining the fair value of net tangible and identifiable intangible assets acquired. Secondly, the excess amount of purchase price is allocated to unidentifiable intangible assets (goodwill). The fair value of goodwill attributable to noncontrolling interests in centers acquired subsequent to December 31, 2008, is also reflected in the allocation and is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. A significant portion of each surgery center's purchase price historically has been allocated to goodwill due to the nature of the businesses acquired, the pricing and structure of our acquisitions and the absence of other factors indicating any significant value that could be attributable to separately identifiable intangible assets.

Goodwill. We evaluate goodwill for impairment at least on an annual basis. Impairment of carrying value will also be evaluated more frequently if certain indicators are encountered. Goodwill is required to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating, as well as one reportable, segment. For impairment testing purposes, our centers each qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. We completed our annual impairment test as required as of December 31, 2011, and have determined that it is not necessary to recognize impairment in our goodwill.

Results of Operations

Our revenues are directly related to the number of procedures performed at our surgery centers. Our overall growth in procedure volume is impacted directly by the increase in the number of surgery centers in operation and the growth in procedure volume at existing centers. We increase our number of surgery centers through both acquisitions and developments. Procedure growth at an existing center may result from additional contracts entered into with third-party payors, increased market share of our physician partners, additional physicians utilizing the center and/or scheduling and operating efficiencies gained at the surgery center. A significant measurement of how much our revenues grow from year to year for existing centers is our same-center revenue percentage. We define our same-center group each year as those centers that contain full year-to-date operations in both comparable reporting periods, including the expansion of the number of operating centers associated with a limited partnership or limited liability company. Our 2011 same-center group, comprised of 195 centers and constituting approximately 86% of our total number of centers, had 1% revenue growth during the year ended December 31, 2011. Our same-center group in 2012 will be comprised of 202 centers, which constitutes approximately 89% of our total number of centers. We expect flat to a 2% increase in our same-center revenue for 2012, which reflects positive rate adjustments from CMS in 2012 versus negative rate adjustments experienced in prior years.

Expenses directly and indirectly related to procedures performed at our surgery centers include clinical and administrative salaries and benefits, supply cost and other operating expenses such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. The majority of our corporate salary and benefits cost is associated directly with the number of centers we own and manage and tends to grow in proportion to the growth of our centers in operation. Our centers and corporate offices also incur costs that are more fixed in nature, such as lease expense, legal fees, property taxes, utilities and depreciation and amortization.

Surgery center profits are allocated to our noncontrolling partners in proportion to their individual ownership percentages and reflected in the aggregate as total net earnings attributable to noncontrolling interests and are presented after net earnings. The noncontrolling partners of our center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each noncontrolling partner shares in the pre-tax earnings of the center of which it is a partner. Accordingly, net earnings attributable to the noncontrolling interests in each of our center limited partnerships and limited liability companies are generally determined on a pre-tax basis, and pre-tax earnings are presented before net earnings attributable to noncontrolling interests have been subtracted.

Accordingly, the effective tax rate on pre-tax earnings as presented has been reduced to approximately 16%. However, the effective tax rate based on pre-tax earnings attributable to AmSurg Corp. common shareholders, on an annual basis, will remain near the historical percentage of 40%. We file a consolidated federal income tax return and numerous state income tax returns with varying tax rates. Our income tax expense reflects the blending of these rates.

Net earnings from continuing operations attributable to AmSurg Corp. common shareholders are disclosed on the consolidated statements of earnings.

Our interest expense results primarily from our borrowings used to fund acquisition and development activity, as well as interest incurred on capital leases. We refinanced our revolving credit facility in May 2010 and further amended it in April and August 2011, which resulted in the payment of additional fees during both 2010 and 2011 over 2009 and has increased our interest expense year to date as compared to prior periods as a result of a combination of higher interest rates and increased borrowings under our new credit facilities. See "– Liquidity and Capital Resources."

The following table shows certain statement of earnings items expressed as a percentage of revenues for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Salaries and benefits	30.9	30.1	30.1
Supply cost	13.2	13.1	12.2
Other operating expenses	21.9	21.1	20.7
Depreciation and amortization	3.3	3.5	3.4
Total operating expenses	69.3	67.8	66.4
Equity in earnings of unconsolidated affiliates	0.1	-	-
Operating income	30.8	32.2	33.6
Interest expense	1.9	1.9	1.2
Earnings from continuing operations before income taxes	28.9	30.3	32.4
Income tax expense	4.6	4.8	5.2
Net earnings from continuing operations, net of income tax	24.3	25.5	27.2
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	0.1	0.5	0.8
Loss on disposal of discontinued interests in surgery centers, net of income tax benefit	(0.2)	(0.3)	(0.1)
Net (loss) earnings from discontinued operations	(0.1)	0.2	0.7
Net earnings	24.2	25.7	27.9
Less net earnings attributable to noncontrolling interests:			
Net earnings from continuing operations	17.8	18.3	19.4
Net earnings from discontinued operations	-	0.3	0.5
Total net earnings attributable to noncontrolling interests	17.8	18.6	19.9
Net earnings attributable to AmSurg Corp. common shareholders	6.4%	7.1%	8.0%
Amounts attributable to AmSurg Corp. common shareholders:			
Earnings from continuing operations, net of income tax	6.5%	7.3%	7.8%
Discontinued operations, net of income tax	(0.1)	(0.2)	0.2
Net earnings attributable to AmSurg Corp. common shareholders	6.4%	7.1%	8.0%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The number of procedures performed in our ASCs increased by 120,969, or 10%, to 1,388,556 in 2011 from 1,267,587 in 2010. Revenues increased $83.4 million, or 12%, to $786.9 million in 2011 from $703.4 million in 2010. The increase in procedure and revenue growth resulted primarily from:

- centers acquired in 2011, which generated $58.7 million in revenues during the year ended December 31, 2011;
- centers acquired or opened in 2010, which contributed $18.4 million of additional revenues during the year ended December 31, 2011 due to having a full period of operations in 2011; and
- $5.1 million of revenue growth for the year ended December 31, 2011, recognized by our 2011 same-center group, reflecting a 1% increase, primarily as a result of procedure growth.

Salaries and benefits increased in total by 15% to $243.1 million in 2011, from $211.8 million in 2010. Salaries and benefits as a percentage of revenues increased by 70 basis points in the year ended December 31, 2011, compared to December 31, 2010, primarily due to the impact of low revenue growth within our same center group and increases in center and corporate salaries and benefits. Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers, resulted in a 13% increase in salaries and benefits at our surgery centers during the year ended December 31, 2011. Furthermore, we experienced a 23% increase in salaries and benefits at our corporate offices during 2011 over

2010 due to higher bonus expense in 2011 as compared to 2010, additional equity compensation expense, additional staff employed to manage the additional centers added over the prior year and the impact of annual salary adjustments.

Supply cost was $104.0 million in 2011, an increase of $12.3 million, or 13%, over supply cost in 2010. This increase was primarily the result of additional procedure volume. Our average supply cost per procedure increased by 3% in 2011. This increase is a result of the additional multi-speciality centers acquired from National Surgical Care, Inc., or NSC. Multi-specialty centers generally have higher supply cost per procedure than single specialty centers.

Other operating expenses increased $23.6 million, or 16%, to $171.8 million during 2011, from $148.2 million in 2010. The additional expense in the 2011 period, net of certain offsets, resulted primarily from:

- centers acquired during 2011, which resulted in an increase of approximately $13.5 million in other operating expenses;
- an increase of $5.2 million in other operating expenses at our 2011 same-center group resulting primarily from general inflationary cost increases;
- transaction related costs associated with the NSC transaction of approximately $3.5 million for 2011; and
- centers acquired or opened during 2010, which resulted in an increase of $2.6 million in other operating expenses during 2011.

Depreciation and amortization increased $1.2 million, or 5%, in 2011 over 2010, primarily as a result of centers acquired during 2010 and 2011.

We anticipate further increases in operating expenses in 2012, primarily due to additional acquired centers and an additional start-up center currently under development. Typically, a start-up center will incur start-up losses while under development and during its initial months of operation and will experience lower revenues and operating margins than an established center. This typically continues until the case load at the center grows to a more normal operating level, which generally is expected to occur within 12 months after the center opens. At December 31, 2011, we had one center under development.

Interest expense increased $1.9 million, or 14%, to $15.3 million in 2011 from $13.5 million during 2010 due to the refinancing of our revolving credit facility in May 2010, which resulted in a higher interest rate, which we experienced for the full year of 2011 and due to increased borrowings related to the NSC transaction. See "— Liquidity and Capital Resources."

We recognized income tax expense of $35.8 million in 2011 compared to $33.8 million in 2010. Our effective tax rate in 2011 was 15.8% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests' share of pre-tax earnings and the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, approximately 50% to 60% of our income tax expense is deferred and our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2011, we classified five additional surgery centers in discontinued operations, of which three centers were sold and two centers were closed during the year. We pursued the disposition of these centers due to our assessment of their limited growth opportunities, with the exception of one center acquired from NSC that was sold upon the exercise of a change in control provision by the non-controlling partners of the center. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax loss on the disposition of discontinued interests in surgery centers of $1.5 million during 2011 and an after-tax loss on disposition of discontinued interests in surgery centers of $2.7 million in 2010. The net earnings derived from the operations of the discontinued surgery centers was $397,000 during the year ended December 31, 2011 and was $3.7 million during the year ended December 31, 2010.

Noncontrolling interests in net earnings for 2011 increased $9.4 million, or 7%, from 2010, primarily as a result of noncontrolling interests in earnings at surgery centers recently added to operations. As a percentage of revenues, noncontrolling interests decreased to 17.8% from 18.6% during 2011 as a result of reduced center profit margins caused by lower same-center revenue growth and a higher ownership percentage in recently acquired centers. The net earnings from discontinued operations attributable to noncontrolling interests were $56,000 and $2.3 million during the years ended December 31, 2011 and 2010, respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The number of procedures performed in our ASCs increased by 62,064, or 5%, to 1,267,587 in 2010 from 1,205,523 in 2009. Revenues increased $53.1 million, or 8%, to $703.4 million in 2010 from $650.3 million in 2009. The additional revenue growth over procedure growth was primarily due to a higher level of acuity of procedure mix due to the type of centers acquired in 2009 and 2010. Our same-center revenue declined approximately 2% during 2010, primarily due to the adverse economic conditions and high unemployment, which we believe resulted in reduced patient visits and surgical procedures. The increase in procedure and revenue growth is attributable to the additional centers acquired in 2009 and 2010 as follows:

- centers acquired or opened in 2009, which contributed $43.3 million of additional revenues due to having a full period of operations in 2010; and
- centers acquired and opened in 2010, which generated $17.4 million in revenues.

Salaries and benefits increased by 8% to $211.8 million in 2010 from $196.0 million in 2009. Salaries and benefits as a percentage of revenues were 30.1% in both periods. Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers, resulted in a 10%

increase in salaries and benefits at our surgery centers in 2010. However, we experienced a 1% decrease in salaries and benefits at our corporate offices during 2010 over 2009, primarily due to lower bonus expense.

Supply cost was $91.7 million in 2010, an increase of $12.7 million, or 16%, over supply cost in 2009. This increase was primarily the result of additional procedure volume. Our average supply cost per procedure in 2010 increased by approximately $7. This increase was related to greater use of premium cataract lenses at our ophthalmology centers, the migration from reusable to disposable supplies, the temporary increase in certain drug costs at our gastroenterology centers, and procedures with greater acuity performed at our multi-specialty centers, which had a higher weighted average supply cost.

Other operating expenses increased $13.9 million, or 10%, to $148.2 million in 2010 from $134.3 million in 2009. The additional expense in the 2010 period resulted primarily from:

- centers acquired or opened during 2009, which resulted in an increase of $6.9 million in other operating expenses;
- an increase of $2.3 million in other operating expenses at our 2010 same-center group resulting primarily from general inflationary cost increases and additional procedure volume; and
- centers acquired or opened during 2010, which resulted in an increase of $2.6 million in other operating expenses.

Depreciation and amortization expense increased $2.6 million, or 12%, in 2010 from 2009, primarily as a result of centers acquired in 2009 now having a full year of operations. In addition, the Company recorded additional depreciation expense of approximately $1.1 million associated with the acceleration of scheduled leasehold improvement depreciation at a center that was relocated in 2011, prior to the expiration of its original expected lease term.

Interest expense increased $5.7 million, or 74%, to $13.5 million in 2010 from $7.8 million in 2009. The refinancing of our revolving credit facility in May 2010, resulted in an increase in interest expense of approximately $5.5 million due to higher interest rates under our new credit agreements and the write-off of remaining unamortized deferred financing costs.

We recognized income tax expense of $33.8 million in 2010 compared to $34.3 million in 2009. Our effective tax rate in 2010 was 15.8% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests share of pre-tax earnings and the impact of state income taxes.

During 2010, we sold our interest in one surgery center and classified five additional surgery centers as discontinued in 2010, following management's assessment of limited growth opportunities at these centers. In 2009, we disposed of our interests in one surgery center, and classified one surgery center as discontinued. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax loss on the disposition of discontinued interests in surgery centers of $2.7 million during 2010 and an after tax loss for the disposition of discontinued interests in surgery centers of $702,000 in 2009. The net earnings derived from the operations of the discontinued surgery centers was $3.7 million for 2010 and $5.5 million for 2009.

Net earnings from continuing operations attributable to noncontrolling interests in 2010 increased $2.5 million, or 2%, to $128.4 million from the comparable 2009 period, primarily as a result of net earnings associated with surgery centers recently added to operations. As a percentage of revenues, net earnings attributable to noncontrolling interests decreased to 18.6% in 2010 from 19.9% during the 2009 period as a result of reduced center profit margins caused by lower same-center revenue. The net earnings from discontinued operations attributable to noncontrolling interests were $2.3 million and $3.3 million in 2010 and 2009, respectively.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2011 and 2010 were $40.7 million and $34.1 million, respectively. At December 31, 2011, we had working capital of $109.6 million, compared to $89.4 million at December 31, 2010. Operating activities for 2011 generated $243.4 million in cash flow from operations compared to $230.6 million in 2010. The increase in operating cash flow resulted primarily from lower tax payments in 2011 as compared to 2010. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to our wholly owned subsidiaries, as well as to the other partners, which the centers are obligated to make on a monthly basis in accordance with each partnership's partnership or operating agreement. Distributions to noncontrolling interests, which is considered a financing activity, in the years ended December 31, 2011 and 2010, were $138.7 million and $132.1 million, respectively. Distributions to noncontrolling interests increased $6.6 million, primarily as a result of additional centers in operation.

The principal source of our operating cash flow is the collection of accounts receivable from governmental payors, commercial payors and individuals. Each of our surgery centers bills for services as delivered, usually within several days following the date of the procedure. Generally, unpaid amounts that are 30 days past due are rebilled based on a standard set of procedures. If amounts remain uncollected after 60 days, our surgery centers proceed with a series of late-notice notifications until amounts are either collected, contractually written off in accordance with contracted rates or determined to be uncollectible, typically after 90 to 120 days. Receivables determined to be uncollectible are written off and such amounts are applied to our estimate of allowance for bad debts as previously established in accordance with our policy for bad debt expense. The amount of actual write-offs of account balances for each of our surgery centers is continuously compared to established allowances for bad debt to ensure that such allowances are adequate. At December 31, 2011 and 2010, our accounts receivable represented 35 and 31 days of revenue outstanding, respectively. The increase in our days outstanding is primarily due to the addition of multi-specialty centers, which typically experience slightly longer collection cycles than do single specialty centers.

During 2011, we had total acquisitions and capital expenditures of $261.4 million, which included:

- $239.2 million for acquisitions of interests in ASCs and related transactions;
- $21.3 million for new or replacement property at existing centers, including $466,000 in new capital leases; and
- $1.4 million for centers under development.

On September 1, 2011, we closed the NSC transaction. We paid approximately $134.7 million in cash, which included an estimate of working capital and NSC's interest in the cash in the bank at each of the acquired centers as of the transaction date. The amount paid is included within our total acquisition and capital expenditures discussed above. As a condition of closing, $3.5 million of the purchase price was held in an escrow account to allow for any working capital adjustments up to $500,000, with the remainder allocated to potential indemnity claims, if any, which must be asserted by us within one year of the transaction date. We agreed to pay as additional consideration, an amount up to $7.5 million based on a multiple of the excess earnings over the targeted earnings of the acquired centers, if any, from the period of January 1, 2012 to December 31, 2012. We expect the settlement of this contingency to occur in the first quarter of 2013. For the year ended, December 31, 2011, we incurred approximately $3.5 million in transaction related costs.

As of December 31, 2011, the Company had a purchase price payable of $5.2 million, of which $3.5 million related to NSC and $1.7 million related to a recent surgery center acquisition. Substantially all of the purchase price payable due to NSC is contingent on the acquired NSC centers achieving certain targets during 2012 and is not expected to be paid until 2013.

During 2011, we had unfunded construction and equipment purchase commitments for centers under development or under renovation of approximately $4.3 million, which we intend to fund through additional borrowings of long-term debt, operating cash flow and capital contributions by our partners. During 2011, we received $41,000 in capital contributions by our partners.

We received approximately $7.0 million in cash from the sale of our interests in three surgery centers during the year ended December 31, 2011. Cash from the sales was used to repay long-term debt.

In contemplation of the NSC transaction, we exercised the accordion feature on our revolving credit facility, increasing our borrowing capacity from $375.0 million to $450.0 million. This amendment to our revolving credit facility decreased the interest rate spreads to, at our option, the base rate plus 0.75% to 1.75%, or LIBOR plus 1.75% to 2.75%, or a combination thereof; and provides for a fee of 0.20% to 0.50% of unused commitments. Borrowings under the revolving credit agreement mature in April 2016 and are secured primarily by a pledge of our ownership interests in our wholly owned subsidiaries and our ownership interests in the limited partnerships and limited liability companies.

During 2011, we had net borrowings on long-term debt of $159.8 million, and at December 31, 2011 we had $351.0 million outstanding under our revolving credit agreement and $75.0 million of senior secured notes outstanding. At December 31, 2011, we were in compliance with all covenants contained in our revolving credit agreement and note purchase agreement.

During the year ended December 31, 2011, we received approximately $6.9 million from the exercise of options under our employee stock option plans. The tax benefit received from the exercise of those options was approximately $977,000.

In October 2010, our board of directors authorized a stock repurchase program for up to $40.0 million of our outstanding common stock to be purchased over the following 18 months. We intend to fund the purchase price for shares acquired under the plan using primarily cash generated from the proceeds received when employees exercise stock options, cash generated from our operations or borrowings under our revolving credit facility. During the year ended December 31, 2011, we repurchased 344,100 shares for $8.6 million in order to mitigate the dilutive effect of shares issued pursuant to our stock incentive plans. In addition, we repurchased approximately 62,700 shares for $1.4 million to cover payroll withholding taxes in connection with the vesting of restricted stock awards in accordance with the restricted stock agreements.

Subsequent to December 31, 2011, we acquired a controlling interest in a surgery center for approximately $3.2 million which was funded by borrowings under our revolving credit facility. Upon acquisition, the operations of this center were merged into an existing center.

In November 2011, we entered into an agreement to purchase a controlling interest in one center for approximately $4.7 million. The consummation of the acquisition is contingent upon the satisfaction of closing conditions customary for transactions of this type. We expect to close this transaction in the first quarter of 2012, which will be funded through a combination of operating cash flow and borrowings under our revolving credit facility.

The following schedule summarizes all of our contractual obligations by period as of December 31, 2011 (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including interest (1)	$ 512,839	$ 22,935	$ 54,592	$ 392,772	$ 42,540
Capital lease obligations, including interest	17,198	3,448	2,993	1,910	8,847
Operating leases, including renewal option periods (2)	509,781	41,954	82,206	79,116	306,505
Construction in progress commitments	4,307	4,307	-	-	-
Liability for unrecognized tax benefits	8,356	-	8,356	-	-
Other long-term obligations (3)	5,236	2,136	3,100	-	-
Purchase commitment	4,732	4,732	-	-	-
Total contractual cash obligations	$ 1,062,449	$ 79,512	$ 151,247	$ 473,798	$ 357,892

(1) Our long-term debt may increase based on future acquisition activity. We will use our operating cash flow to repay existing long-term debt under our revolving credit and note agreements prior to or on its maturity date.

(2) Operating lease obligations do not include common area maintenance, or CAM, insurance or tax payments for which the Company is also obligated. Total expense related to CAM, insurance and taxes for the 2011 fiscal year was approximately $5.8 million.

(3) Other long-term obligations consist of purchase price commitments that were contingent upon certain events.

In addition, as of February 24, 2012, we had available under our revolving credit agreement $112.0 million for acquisition borrowings.

Based upon our current operations and anticipated growth, we believe our operating cash flow and borrowing capacity will be adequate to meet our working capital and capital expenditure requirements for the next 12 to 18 months. In addition to acquiring and developing single ASCs, we may from time to time consider other acquisitions or strategic joint ventures involving other companies, multiple-center chains or networks of ASCs. Such acquisitions, joint ventures or other opportunities may require an amendment to our current credit agreement or additional external financing. As previously discussed, we cannot assure you that any required financing will be available, or will be available on terms acceptable to us.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, amended Accounting Standards Codification 220, "Presentation of Comprehensive Income." This amendment will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amended guidance, which must be applied retroactively, is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted. This Accounting Standards Update, or ASU, impacts presentation only and will have no effect on our consolidated financial condition, results of operations or cash flows. In December 2011, the FASB issued ASU 2011-12, which is an update to the amendment issued in June. This amendment defers the specific requirements to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income.

In July 2011, the FASB issued ASU 2011-07, which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about our policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011. We have evaluated ASU 2011-07 and have determined that the requirements of this ASU are not applicable to us as the ultimate collection of our patient service revenue is generally determinable at the time of service, and therefore, the ASU will not have an impact on our consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, which simplifies how entities test goodwill for impairment. Previous guidance required an entity to perform a two-step goodwill impairment test at least annually by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and recording an impairment loss if the fair value is less than the carrying amount. This ASU allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines after that assessment that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. This ASU is applicable to interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and will be adopted by us effective January 1, 2012. The adoption of this ASU is not expected to impact our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk primarily from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed rate and variable rate debt to manage our exposures to changes in interest rates. Our variable debt instruments are primarily indexed to the prime rate or LIBOR. Interest rate changes would result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2011, a 100 basis point interest rate change would impact our net earnings and cash flow by approximately $2.1 million annually. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on our net earnings or cash flows in 2012.

During May 2010, we refinanced our revolving credit facility, which was further amended during 2011, and entered into a private placement debt arrangement, which both have resulted in additional fees and interest rate spreads in 2011 versus 2010.

The table below provides information as of December 31, 2011 about our long-term debt obligations based on maturity dates that are sensitive to changes in interest rates, including principal cash flows and related weighted average interest rates by expected maturity dates (in thousands, except percentage data):

	Years Ended December 31,							Fair Value at December 31,
	2012	2013	2014	2015	2016	Thereafter	Total	2011
Fixed rate	$ 8,640	$ 11,815	$ 13,852	$ 11,305	$ 11,241	$ 44,335	$ 101,188	$ 105,302
Average interest rate	4.9%	5.3%	5.8%	6.0%	6.0%			
Variable rate	$ 2,160	$ 1,656	$ 757	$ 631	$ 351,578	$ 793	$ 357,575	$ 357,575
Average interest rate	2.8%	2.7%	3.1%	2.8%	2.4%			

The difference in maturities of long-term obligations and overall increase in total borrowings from 2010 to 2011 principally resulted from the refinancing of our revolving credit facility, our senior secured notes, and our borrowings associated with acquisitions of surgery centers. The average interest rates on these borrowings at December 31, 2011 remained consistent as compared to December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AmSurg Corp.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of AmSurg Corp. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AmSurg Corp. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
February 24, 2012

AmSurg Corp.
Consolidated Balance Sheets
December 31, 2011 and 2010
(Dollars in thousands)

	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 40,718	$ 34,147
Accounts receivable, net of allowance of $18,844 and $13,070, respectively	93,454	67,617
Supplies inventory	15,039	10,157
Deferred income taxes	2,129	1,509
Prepaid and other current assets	21,875	18,660
Current assets held for sale	-	866
Total current assets	173,215	132,956
Property and equipment, net	144,558	119,167
Investments in unconsolidated affiliates	10,522	-
Goodwill	1,229,298	894,497
Intangible assets, net	15,425	11,361
Long-term assets held for sale	-	7,897
Total assets	$ 1,573,018	$ 1,165,878
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt	$ 10,800	$ 6,648
Accounts payable	19,746	15,291
Current income taxes payable	1,796	-
Accrued salaries and benefits	22,224	17,952
Other accrued liabilities	9,088	3,136
Current liabilities held for sale	-	536
Total current liabilities	63,654	43,563
Long-term debt	447,963	283,215
Deferred income taxes	114,167	90,089
Other long-term liabilities	28,131	24,404
Commitments and contingencies		
Noncontrolling interests – redeemable	170,636	147,740
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued or outstanding	-	-
Equity:		
Common stock, no par value, 70,000,000 shares authorized, 31,283,772 and 31,039,770 shares outstanding, respectively	173,187	171,522
Retained earnings	443,058	393,061
Accumulated other comprehensive loss, net of income taxes	-	(515)
Total AmSurg Corp. equity	616,245	564,068
Noncontrolling interests – non-redeemable	132,222	12,799
Total equity	748,467	576,867
Total liabilities and equity	$ 1,573,018	$ 1,165,878

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Earnings
Years Ended December 31, 2011, 2010 and 2009
(In thousands, except earnings per share)

	2011	2010	2009
Revenues	$ 786,870	$ 703,439	$ 650,330
Operating expenses:			
Salaries and benefits	243,094	211,809	195,960
Supply cost	104,007	91,730	79,029
Other operating expenses	171,759	148,187	134,272
Depreciation and amortization	26,175	24,928	22,353
Total operating expenses	545,035	476,654	431,614
Equity in earnings of unconsolidated affiliates	613	-	-
Operating income	242,448	226,785	218,716
Interest expense	15,347	13,486	7,773
Earnings from continuing operations before income taxes	227,101	213,299	210,943
Income tax expense	35,841	33,791	34,347
Net earnings from continuing operations	191,260	179,508	176,596
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax	397	3,720	5,456
Loss on disposal of discontinued interests in surgery centers, net of income tax	(1,543)	(2,732)	(702)
Net (loss) earnings from discontinued operations	(1,146)	988	4,754
Net earnings	190,114	180,496	181,350
Less net earnings attributable to noncontrolling interests:			
Net earnings from continuing operations	140,061	128,364	125,855
Net earnings from discontinued operations	56	2,307	3,347
Total net earnings attributable to noncontrolling interests	140,117	130,671	129,202
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,997	$ 49,825	$ 52,148
Amounts attributable to AmSurg Corp. common shareholders:			
Earnings from continuing operations, net of income tax	$ 51,199	$ 51,144	$ 50,741
Discontinued operations, net of income tax	(1,202)	(1,319)	1,407
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,997	$ 49,825	$ 52,148
Earnings per share-basic:			
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.68	$ 1.69	$ 1.66
Net (loss) earnings from discontinued operations attributable to AmSurg Corp. common shareholders	(0.04)	(0.04)	0.05
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.64	$ 1.65	$ 1.71
Earnings per share-diluted:			
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.64	$ 1.67	$ 1.64
Net (loss) earnings from discontinued operations attributable to AmSurg Corp. common shareholders	(0.04)	(0.04)	0.05
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.60	$ 1.62	$ 1.69
Weighted average number of shares and share equivalents outstanding:			
Basic	30,452	30,255	30,576
Diluted	31,211	30,689	30,862

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2011, 2010 and 2009
(In thousands)

	2011	2010	2009
Net earnings	$ 190,114	$ 180,496	$ 181,350
Other comprehensive income, net of income tax:			
Unrealized gain on interest rate swap, net of income tax	515	1,334	1,002
Comprehensive income, net of income tax	190,629	181,830	182,352
Less comprehensive income attributable to noncontrolling interests	140,117	130,671	129,202
Comprehensive income attributable to AmSurg Corp. common shareholders	$ 50,512	$ 51,159	$ 53,150

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Equity
Years Ended December 31, 2011, 2010 and 2009
(In thousands)

	AmSurg Corp. Shareholders							
	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling Interests – Non-Redeemable	Total Equity (Permanent)	Non-Controlling Interests – Redeemable (Temporary Equity)	Net Earnings
Balance at January 1, 2009	31,342	$ 172,192	$ 291,088	$ (2,851)	$ 2,877	$ 463,306	$ 63,202	
Issuance of restricted common stock	162	-	-	-	-	-	-	
Cancellation of restricted common stock	(14)	(26)	-	-	-	(26)	-	
Stock options exercised	15	201	-	-	-	201	-	
Stock repurchased	(831)	(12,587)	-	-	-	(12,587)	-	
Share-based compensation	-	4,068	-	-	-	4,068	-	
Tax benefit related to exercise of stock options	-	2	-	-	-	2	-	
Net earnings	-	-	52,148	-	4,065	56,213	125,137	$ 181,350
Distributions to noncontrolling interests, net of capital contributions	-	-	-	-	(3,848)	(3,848)	(126,797)	
Sale of noncontrolling interest	-	(121)	-	-	-	(121)	947	
Acquisitions and other transactions impacting noncontrolling interests	-	-	-	-	2,161	2,161	60,874	
Gain on interest rate swap, net of income tax expense of $646	-	-	-	1,002	-	1,002	-	
Balance at December 31, 2009	30,674	163,729	343,236	(1,849)	5,255	510,371	123,363	
Issuance of restricted common stock	233	-	-	-	-	-	-	
Cancellation of restricted common stock	(25)	(15)	-	-	-	(15)	-	
Stock options exercised	158	2,583	-	-	-	2,583	-	
Share-based compensation	-	4,869	-	-	-	4,869	-	
Tax benefit related to exercise of stock options	-	71	-	-	-	71	-	
Net earnings	-	-	49,825	-	4,546	54,371	126,125	$ 180,496
Distributions to noncontrolling interests, net of capital contributions	-	-	-	-	(4,844)	(4,844)	(127,193)	
Purchase of noncontrolling interest	-	893	-	-	(137)	756	(1,046)	
Sale of noncontrolling interest	-	(608)	-	-	434	(174)	614	
Acquisitions and other transactions impacting noncontrolling interests	-	-	-	-	7,545	7,545	25,877	
Gain on interest rate swap, net of income tax expense of $860	-	-	-	1,334	-	1,334	-	
Balance at December 31, 2010	31,040	$ 171,522	$ 393,061	$ (515)	$ 12,799	$ 576,867	$ 147,740	

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Equity – (continued)
Years Ended December 31, 2011, 2010 and 2009
(In thousands)

	AmSurg Corp. Shareholders							
	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling Interests – Non-Redeemable	Total Equity (Permanent)	Non-Controlling Interests – Redeemable (Temporary Equity)	Net Earnings
Balance at December 31, 2010	31,040	$ 171,522	$ 393,061	$ (515)	$ 12,799	$ 576,867	$ 147,740	
Issuance of restricted common stock	277	-	-	-	-	-	-	
Cancellation of restricted common stock	(1)	(9)	-	-	-	(9)	-	
Stock options exercised	374	6,872	-	-	-	6,872	-	
Stock repurchased	(406)	(10,007)				(10,007)		
Share-based compensation	-	6,178	-	-	-	6,178	-	
Tax benefit related to exercise of stock options	-	649	-	-	-	649	-	
Net earnings	-	-	49,997	-	10,181	60,178	129,936	$ 190,114
Distributions to noncontrolling interests, net of capital contributions	-	-	-	-	(9,502)	(9,502)	(129,979)	
Purchase of noncontrolling interest	-	195	-	-	(817)	(622)	(788)	
Sale of noncontrolling interest	-	(1,702)	-	-	439	(1,263)	1,771	
Acquisitions and other transactions impacting noncontrolling interests	-	-	-	-	122,276	122,276	21,390	
Disposals and other transactions impacting noncontrolling interests	-	(511)	-	-	(3,154)	(3,665)	566	
Gain on interest rate swap, net of income tax expense of $332	-	-	-	515	-	515	-	
Balance at December 31, 2011	31,284	$ 173,187	$ 443,058	$ -	$ 132,222	$ 748,467	$ 170,636	

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009
(In thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net earnings	$ 190,114	$ 180,496	$ 181,350
Adjustments to reconcile net earnings to net cash flows provided by operating activities:			
Depreciation and amortization	26,175	24,928	22,353
Net (gain) loss on sale of long-lived assets	(1,518)	4,243	455
Share-based compensation	6,178	4,869	4,068
Excess tax benefit from share-based compensation	(977)	(200)	(32)
Deferred income taxes	23,623	18,247	14,703
Equity in earnings of unconsolidated affiliates	(613)	-	-
Increase (decrease) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:			
Accounts receivable, net	(2,122)	713	1,494
Supplies inventory	168	(541)	(60)
Prepaid and other current assets	838	(3,364)	(733)
Accounts payable	(2,205)	(220)	1,289
Accrued expenses and other liabilities	2,329	168	6,666
Other, net	1,433	1,236	1,031
Net cash flows provided by operating activities	243,423	230,575	232,584
Cash flows from investing activities:			
Acquisition of interests in surgery centers and related transactions	(239,223)	(53,690)	(95,826)
Acquisition of property and equipment	(22,170)	(19,275)	(19,930)
Proceeds from sale of interests in surgery centers	7,026	60	1,298
Repayment of notes receivable	-	-	1,666
Net cash flows used in investing activities	(254,367)	(72,905)	(112,792)
Cash flows from financing activities:			
Proceeds from long-term borrowings	288,869	176,619	137,178
Repayment on long-term borrowings	(129,107)	(195,960)	(116,951)
Distributions to noncontrolling interests	(138,724)	(132,110)	(130,855)
Proceeds from issuance of common stock upon exercise of stock options	6,872	2,583	201
Repurchase of common stock	(10,007)	-	(12,587)
Capital contributions and ownership transactions by noncontrolling interests	660	224	1,036
Excess tax benefit from share-based compensation	977	200	32
Financing cost incurred	(2,025)	(4,456)	(17)
Net cash flows provided by (used in) financing activities	17,515	(152,900)	(121,963)
Net increase (decrease) in cash and cash equivalents	6,571	4,770	(2,171)
Cash and cash equivalents, beginning of period	34,147	29,377	31,548
Cash and cash equivalents, end of period	$ 40,718	$ 34,147	$ 29,377

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

AmSurg Corp. (the "Company"), through its wholly owned subsidiaries, owns interests, primarily 51%, in limited partnerships and limited liability companies ("LLCs") which own and operate ambulatory surgery centers ("centers"). The Company also has majority ownership interests in other limited partnerships and LLCs formed to develop additional centers. The Company does not have an ownership interest in a limited partnership or LLC greater than 51% which it does not consolidate. The Company does have an ownership interest of less than 51% in three of its limited partnerships and LLC's, one of which it consolidates as the Company has substantive participation rights, and two of which it does not consolidate, as the Company owns 20% of each entity and the Company's rights are limited to protective rights only. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and the consolidated limited partnerships and LLCs. Consolidation of such limited partnerships and LLCs is necessary as the Company's wholly owned subsidiaries have primarily 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs, and have control of the entities. The responsibilities of the Company's noncontrolling partners (limited partners and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All limited partnerships and LLCs and noncontrolling partners are referred to herein as partnerships and partners, respectively.

Ownership interests in consolidated subsidiaries held by parties other than the Company are identified and generally presented in the consolidated financial statements within the equity section but separate from the Company's equity. However, in instances in which certain redemption features that are not solely within the control of the Company are present, classification of noncontrolling interests outside of permanent equity is required. Consolidated net income attributable to the Company and to the noncontrolling interests are identified and presented on the face of the consolidated statements of earnings; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Certain transactions with noncontrolling interests are also classified within financing activities in the statements of cash flows.

As further described in note 14, upon the occurrence of various fundamental regulatory changes, the Company would be obligated, under the terms of certain partnership and operating agreements, to purchase the noncontrolling interests related to a substantial majority of the Company's partnerships. While the Company believes that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2011, the occurrence of such regulatory changes is outside the control of the Company. As a result, the noncontrolling interests that are subject to this redemption feature are not included as part of the Company's equity and are classified as noncontrolling interests – redeemable on the Company's consolidated balance sheets.

Center profits and losses of consolidated entities are allocated to the Company's partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of the Company's center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of the Company's consolidated partnerships are generally determined on a pre-tax basis, and total net earnings attributable to noncontrolling interests are presented after net earnings. However, the Company considers the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which the Company must determine its tax expense. In addition, distributions from the partnerships are made to both the Company's wholly owned subsidiaries and the partners on a pre-tax basis.

Investments in unconsolidated affiliates in which the Company exerts significant influence but does not control or otherwise consolidate are accounted for using the equity method. These investments are included as investments in unconsolidated affiliates in the accompanying consolidated balance sheets. The Company's share of the profits and losses from these investments are reported in equity in earnings of unconsolidated affiliates in the accompanying consolidated statement of earnings. The Company monitors its investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the companies and records reductions in carrying values when necessary.

The Company operates in one reportable business segment, the ownership and operation of ambulatory surgery centers.

b. Cash and Cash Equivalents

Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities of less than three months when purchased.

c. Supplies Inventory

Supplies inventory consists of medical and drug supplies and is recorded at cost on a first-in, first-out basis.

d. Prepaid and Other Current Assets

At December 31, 2011, prepaid and other current assets were comprised of short-term investments of $6,516,000, other prepaid expenses of $5,674,000, prepaid insurance expense of $4,185,000, other current receivables of $4,394,000 and other current assets of $1,106,000. At December 31, 2010, prepaid and other current assets were comprised of short-term investments of $6,450,000, other prepaid expenses of $4,386,000, prepaid insurance expense of $3,402,000, other current receivables of $2,063,000, current income tax receivable of $1,555,000 and other current assets of $804,000.

e. Property and Equipment, net

Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation for buildings and improvements is recognized under the straight-line method over 20 to 40 years or, for leasehold improvements, over the remaining term of the lease plus renewal options for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with existing leasehold improvements which might be impaired if a decision is made not to continue the use of the leased property. Depreciation for movable equipment and software and software development costs is recognized over useful lives of three to ten years.

f. Goodwill

The Company evaluates goodwill for impairment at least on an annual basis and more frequently if certain indicators are encountered. Goodwill is to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Company has determined that it has one operating, as well as one reportable, segment. For impairment testing purposes, the centers qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. The Company completed its annual impairment test as of December 31, 2011, and determined that goodwill was not impaired.

g. Intangible Assets

Intangible assets consist primarily of deferred financing costs of the Company and certain amortizable and non-amortizable non-compete and customer agreements. Deferred financing costs and amortizable non-compete agreements and customer agreements are amortized over the term of the related debt as interest expense and the contractual term or estimated life (five to ten years) of the agreements as amortization expense, respectively.

h. Other Long-Term Liabilities

At December 31, 2011, other long-term liabilities are comprised of deferred rent of $10,255,000, tax-effected unrecognized benefits of $8,356,000 (see note 1(k)), purchase price obligation of $5,236,000, unfavorable lease liability of $4,084,000 and other long-term liabilities of $200,000. At December 31, 2010, other long-term liabilities are comprised of deferred rent of $8,555,000, tax-effected unrecognized benefits of $8,434,000 (see note 1(k)), purchase price obligation of $3,895,000, unfavorable lease liability of $2,581,000, negative fair value of our interest rate swap of $902,000 and other long-term liabilities of $37,000.

i. Revenue Recognition

Center revenues consist of billing for the use of the centers' facilities (the "facility fee") directly to the patient or third-party payor and, in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid. During the years ended December 31, 2011, 2010 and 2009, the Company derived approximately 29%, 31% and 33%, respectively, of its revenues from government healthcare programs, primarily Medicare, and managed Medicare programs. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

j. Operating Expenses

Substantially all of the Company's operating expenses relate to the cost of revenues and the delivery of care at the Company's surgery centers. Such costs primarily include the surgery centers' clinical and administrative salaries and benefits, supply cost, rent and other variable expenses, such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. Bad debt expense was approximately $18,449,000, $16,945,000 and $16,781,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

k. Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies recognition thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as it relates to accounting for uncertainty in income taxes. In addition, it is the Company's policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its statement of earnings. The Company does not expect significant changes to its tax positions or liability for tax uncertainties during the next 12 months.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years prior to 2008.

l. Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the combined weighted average number of common shares, while diluted earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the weighted average number of such common shares and dilutive share equivalents.

m. Share-Based Compensation

Transactions in which the Company receives employee and non-employee services in exchange for the Company's equity instruments or liabilities that are based on the fair value of the Company's equity securities or may be settled by the issuance of these securities are accounted using a fair value method. The Company applies the Black-Scholes method of valuation in determining share-based compensation expense.

Benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow, thus reducing the Company's net operating cash flows and increasing its financing cash flows by $977,000, $200,000 and $32,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company examines its concentrations of holdings, its historical patterns of award exercises and forfeitures as well as forward-looking factors, in an effort to determine if there were any discernable employee populations. From this analysis, the Company has identified three employee populations, consisting of senior executives, officers and all other recipients. The expected volatility rate applied was estimated based on historical volatility. The expected term assumption applied is based on contractual terms, historical exercise and cancellation patterns and forward-looking factors where present for each population identified. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the time of the grant. The pre-vesting forfeiture rate is based on historical rates and forward-looking factors for each population identified. The Company will adjust the estimated forfeiture rate to its actual experience. The Company intends to retain its earnings to finance growth and development of the business and does not expect to disclose or pay any cash dividends in the foreseeable future.

n. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of such allowances are the historical trends of the centers' cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at December 31, 2011 and 2010 reflect allowances for contractual adjustments of $136,265,000 and $118,503,000, respectively, and allowance for bad debt expense of $18,844,000 and $13,070,000, respectively.

o. Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB ") amended Accounting Standards Codification ("ASC") 220, "Presentation of Comprehensive Income." This amendment will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amended guidance, which must be applied retroactively, is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted. This Accounting Standards Update ("ASU") impacts presentation only and will have no effect on the Company's consolidated financial condition, results of operations or cash flows. In December 2011, the FASB issued ASU 2011-12, which is an update to the amendment issued in June. This amendment defers the specific requirements to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income.

In July 2011, the FASB issued ASU 2011-07, which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about the Company's policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011. The Company has evaluated ASU 2011-07 and has determined that the requirements of this ASU are not applicable to the Company as the ultimate collection of patient service revenue is generally determinable at the time of service, and therefore, the ASU will not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, which simplifies how entities test goodwill for impairment. Previous guidance required an entity to perform a two-step goodwill impairment test at least annually by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and recording an impairment loss if the fair value is less than the carrying amount. This ASU allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines after that assessment that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. This ASU is applicable to interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and will be adopted by the Company effective January 1, 2012. The adoption of this ASU is not expected to impact the Company's consolidated financial position, results of operations or cash flows.

p. Reclassifications

Certain prior year amounts have been reclassified to reflect the impact of additional discontinued operations as further discussed in note 3.

2. Acquisitions

The Company accounts for its business combinations under the fundamental requirements of the acquisition method of accounting and under the premise that an acquirer be identified for each business combination. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieves control. The assets acquired, liabilities assumed (including contingencies, if any) and any noncontrolling interests in the acquired business at the acquisition date are recognized at their fair values as of that date, and the direct costs incurred in connection with the business combination are recorded and expensed separately from the business combination.

As a significant part of its growth strategy, the Company primarily acquires controlling interests in centers. During 2011 and 2010, the Company, through a wholly owned subsidiary, acquired a controlling interest in 24 centers and seven centers, respectively. In addition, the Company acquired a non-controlling interest in two centers during 2011. The Company acquired its interest in nine centers in separate transactions during 2011, and acquired 17 centers, including the less than majority owned centers, from National Surgical Care, Inc. ("NSC") in one transaction on September 1, 2011.

The aggregate amount paid for the acquisitions during 2011 and 2010 was approximately $239,223,000 and $53,690,000, respectively, and was paid in cash and funded by a combination of operating cash flow and borrowings under the Company's revolving credit agreement. In addition, the Company had purchase price payables at December 31, 2011 and 2010 of approximately $5,236,000 and $3,895,000, respectively, which was reflected as other long-term liabilities in the balance sheet. The purchase price of the NSC centers was $135,000,000, plus cash for the amount of working capital as of the transaction date in excess of the targeted working capital, as defined in the purchase agreement, plus cash for NSC's interest in the acquired cash in the bank as of the transaction date. The Company withheld $1,700,000 of the purchase price at close due to the anticipated exercise by the non-controlling partners at one of the acquired centers of their right to purchase the remaining interest upon a change of control of the center, which was exercised on November 1, 2011. The Company has agreed to pay as additional consideration an amount up to $7,500,000 based on a multiple of the excess earnings over the targeted earnings of the acquired centers, if any, from the period of January 1, 2012 to December 31, 2012. In addition to the $1,700,000 of the purchase price withheld, $3,500,000 of the purchase price was placed in an escrow fund to allow for any working capital adjustments up to $500,000, with the remainder allocated to potential indemnity claims, if any, which must be asserted by the Company within one year of the transaction date. In conjunction with the transaction, the Company engaged a third party valuation firm to obtain assistance in establishing the fair value of certain assets and liabilities including certain tangible and intangible assets of the NSC centers and the contingent purchase price payable related to the additional consideration. As of December 31, 2011, the Company's assessment related to the fair value of these items and correlating purchase price allocation were finalized resulting in certain adjustments to the opening balance sheet. The majority of the post acquisition adjustments are a result of the completion of the Company's fair value assessment which include the following: the recording of an additional $4,900,000 of property and equipment, the establishment of a $3,100,000 contingent purchase price payable in association with the potential additional consideration due to NSC and the establishment of a $1,930,000 unfavorable lease liability.

The total fair value of an acquisition includes an amount allocated to goodwill, which results from the centers' favorable reputations in their markets, their market positions and their ability to deliver quality care with high patient satisfaction consistent with the Company's business model.

The acquisition date fair value of the total consideration transferred and acquisition date fair value of each major class of consideration for the acquisitions completed during 2011 and 2010, including post acquisition date adjustments recorded to finalize purchase price allocations, are as follows (in thousands):

	Acquired NSC Centers	Individual Acquisitions	Individual Acquisitions
	2011		2010
Accounts receivable	$ 16,032	$ 7,837	$ 2,471
Supplies inventory, prepaid and other current assets	5,744	1,888	1,072
Investment in unconsolidated subsidiaries	10,710	-	-
Property and equipment	18,208	8,350	4,291
Goodwill	167,865	169,777	86,852
Other intangible assets	268	1,750	-
Accounts payable	(2,612)	(2,665)	(946)
Other accrued liabilities	(5,233)	(415)	(198)
Long-term debt	(2,900)	(5,698)	(2,410)
Other long-term liabilities	(1,895)	-	-
Total fair value	206,187	180,824	91,132
Less: Fair value attributable to noncontrolling interests	70,502	72,050	33,547
Acquisition date fair value of total consideration transferred	$ 135,685	$ 108,774	$ 57,585

Fair value attributable to noncontrolling interests is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. The fair value of noncontrolling interests for acquisitions where the purchase price allocation is not finalized may be subject to adjustment as the Company completes its initial accounting for acquired intangible assets. During 2011 and 2010, respectively, approximately $212,576,000 and $55,400,000 of goodwill recorded was deductible for tax purposes. Goodwill deductible for tax purposes associated with the acquisition of NSC centers was approximately $110,000,000 for the year ended December 31, 2011. Associated with the transactions discussed above, the Company incurred and expensed in other operating expenses approximately $3,783,000 and $248,000 in acquisition related costs during 2011 and 2010, respectively. The increase in transaction costs for the year ended December 31, 2011 are primarily due to the acquisition of the NSC centers.

Revenues and net earnings included in the years ended December 31, 2011 and 2010 associated with these acquisitions are as follows (in thousands):

	Acquired NSC Centers	Individual Acquisitions	Individual Acquisitions
	2011		2010
Revenues	$ 35,130	$ 23,534	$ 17,397
Net earnings	4,982	7,251	5,358
Less: Net earnings attributable to noncontrolling interests	3,193	4,213	2,708
Net earnings attributable to AmSurg Corp. common shareholders	$ 1,789	$ 3,038	$ 2,650

The unaudited consolidated pro forma results for the years ended December 31, 2011 and 2010, assuming all 2011 and 2010 acquisitions had been consummated on January 1, 2010, are as follows (in thousands, except per share data):

	2011	2010
Revenues	$ 902,209	$ 932,502
Net earnings	212,612	219,435
Amounts attributable to AmSurg Corp. common shareholders:		
Net earnings from continuing operations	58,117	64,792
Net earnings	57,010	63,473
Net earnings from continuing operations per common share:		
Basic	$ 1.91	$ 2.14
Diluted	$ 1.86	$ 2.11
Net earnings:		
Basic	$ 1.87	$ 2.10
Diluted	$ 1.83	$ 2.07
Weighted average number of shares and share equivalents:		
Basic	30,452	30,255
Diluted	31,211	30,689

3. Dispositions

The Company initiated the dispositions of certain of its centers primarily due to management's assessment of the limited growth opportunities at these centers and as a result of certain market driven strategies. Results of operations of the centers discontinued for the years ended December 31, 2011, 2010 and 2009, are as follows (in thousands):

	2011	2010	2009
Cash proceeds from disposal	$ 7,026	$ 60	$ 400
Net (loss) earnings from discontinued operations	(1,146)	988	4,754
Discontinued operations, net of income tax, attributable to AmSurg Corp.	(1,202)	(1,319)	1,407

The results of operations of discontinued centers have been classified as discontinued operations in all periods presented. Results of operations of the combined discontinued surgery centers for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

	2011	2010	2009
Revenues	$ 4,019	$ 17,268	$ 20,136
Earnings before income taxes	484	4,646	6,836
Net earnings	397	3,720	5,456

4. Property and Equipment

Property and equipment at December 31, 2011 and 2010 were as follows (in thousands):

	2011	2010
Building and improvements	$ 126,537	$ 106,678
Movable equipment, software and software development costs	182,254	154,317
Construction in progress	4,824	8,154
	313,615	269,149
Less accumulated depreciation	(169,057)	(149,982)
Property and equipment, net	$ 144,558	$ 119,167

The Company capitalized interest in the amount of $85,000, $54,000 and $66,000 for the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, the Company and its partnerships had unfunded construction and equipment purchases of approximately $4,307,000 in order to complete construction in progress. Depreciation expense for continuing and discontinued operations for the years ended December 31, 2011, 2010 and 2009 was $26,068,000, $25,279,000 and $22,784,000, respectively.

5. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Balance, beginning of period	$ 894,497	$ 813,876
Goodwill acquired, including post acquisition adjustments	344,089	86,539
Disposals	(9,288)	(5,918)
Balance, end of period	$ 1,229,298	$ 894,497

Amortizable intangible assets at December 31, 2011 and 2010 consisted of the following (in thousands):

	2011			2010		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$ 6,541	$ (1,838)	$ 4,703	$ 4,516	$ (567)	$ 3,949
Agreements, contracts and other intangible assets	3,448	(2,026)	1,422	3,180	(1,818)	1,362
Total amortizable intangible assets	$ 9,989	$ (3,864)	$ 6,125	$ 7,696	$ (2,385)	$ 5,311

Amortization of intangible assets for the years ended December 31, 2011, 2010 and 2009 was $1,472,000, $1,184,000 and $492,000, respectively. Included in amortization expense for the year ended December 31, 2010 is $434,000 of previously unamortized deferred financing costs expensed in conjunction with the refinancing of the revolving credit facility (see note 6). Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2011, with a weighted average amortization period of 5 years, is $1,306,000, $ 1,303,000, $1,297,000, $1,297,000, $701,000 and $221,000.

At December 31, 2011 and 2010, other non-amortizable intangible assets related to restrictive covenant arrangements were $9,300,000 and $6,050,000, respectively.

6. Long-term Debt

Long-term debt at December 31, 2011 and 2010 was comprised of the following (in thousands):

	2011	2010
Revolving credit agreement (average rate of 2.8%)	$ 351,000	$ 188,000
Fixed rate senior secured notes (rate of 6.04%)	75,000	75,000
Other debt at an average rate of 4.1%, due through 2019	20,052	12,933
Capitalized lease arrangements at an average rate of 5.5%, due through 2026	12,711	13,930
	458,763	289,863
Less current portion	10,800	6,648
Long-term debt	$ 447,963	$ 283,215

Prior to the closing the NSC acquisition, the Company exercised the accordion feature on its revolving credit facility on April 7, 2011. The amended revolving credit agreement permits the Company to borrow up to $450,000,000 to, among other things, finance its acquisition and development projects and any future stock repurchase programs at an interest rate equal to, at the Company's option, the base rate plus 0.75% to 1.75% or LIBOR plus 1.75% to 2.75%, or a combination thereof; provides for a fee of 0.20% to 0.50% of unused commitments; and contains certain covenants relating to the ratio of debt to operating performance measurements, interest coverage ratios and minimum net worth. Borrowings under the revolving credit agreement will mature in April 2016 and are secured primarily by a pledge of the stock of our wholly-owned subsidiaries and our partnership and membership interests in the limited partnerships and limited liability companies. The Company was in compliance with all covenants contained in the revolving credit agreement at December 31, 2011.

On May 28, 2010, the Company issued, pursuant to a note purchase agreement, $75,000,000 of 6.04% senior secured notes due May 28, 2020. The senior secured notes are pari passu with the indebtedness under the Company's revolving credit facility and require payment of principal beginning in August 2013. The note purchase agreement governing the senior secured notes contains covenants similar to the covenants in the revolving credit agreement. The Company was in compliance with all covenants contained in the note purchase agreement at December 31, 2011.

Certain partnerships included in the Company's consolidated financial statements have loans with local lending institutions, included above in other debt, which are collateralized by certain assets of the centers with a book value of approximately $76,254,000. The Company and the partners have guaranteed payment of the loans in proportion to the relative partnership interests.

Principal payments required on long-term debt in the five years and thereafter subsequent to December 31, 2011 are $10,800,000, $13,471,000, $14,609,000, $11,936,000, $362,819,000 and $45,128,000.

7. Derivative Instruments

The Company entered into an interest rate swap agreement in April 2006, the objective of which was to hedge exposure to the variability of the future expected cash flows attributable to the variable interest rate of a portion of the Company's outstanding balance under its revolving credit agreement. The interest rate swap matured in April 2011. Prior to April 2011, the interest rate swap had a notional amount of $50,000,000. The Company paid to the counterparty a fixed rate of 5.365% of the notional amount of the interest rate swap and received a floating rate from the counterparty based on LIBOR. In the opinion of management and as permitted by Accounting Standards Codification Topic 815, *Derivatives and Hedging* ("ASC 815"), the interest rate swap (as a cash flow hedge) was a fully effective hedge. Payments or receipts of cash under the interest rate swap were shown as a part of operating cash flows, consistent with the interest expense incurred pursuant to the revolving credit agreement. An increase in the fair value of the interest rate swap, net of tax, of $515,000, $1,334,000 and $1,002,000 was included in other comprehensive income in the years ended December 31, 2011, 2010 and 2009, respectively. Accumulated other comprehensive loss, net of income taxes, was $0 and $515,000 as of December 31, 2011 and 2010, respectively.

The fair values of derivative instruments in the consolidated balance sheets as of December 31, 2011 and 2010 were as follows (in thousands):

	Asset Derivatives				Liability Derivatives			
	2011		2010		2011		2010	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments	Other assets, net	$ -	Other assets, net	$ -	Other long-term liabilities	$ -	Other long-term liabilities	$ 902

8. Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The inputs used by the Company to measure fair value are classified into the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company adopted the updated guidance of the FASB related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements. The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The guidance was effective for the Company January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which was effective for the Company January 1, 2011. The adoption of the updated guidance for Level 3 fair value measurements did not have an impact on the Company's consolidated results of operations or financial condition.

In determining the fair value of assets and liabilities that are measured on a recurring basis at December 31, 2011 and 2010, with the exception of the contingent purchase price payable, the Company utilized Level 2 inputs to perform such measurements methods which were commensurate with the market approach. The Company utilized Level 3 inputs, which utilizes unobservable data, to measure the fair value of the contingent purchase price payable (in thousands):

	2011	2010
Assets:		
Supplemental executive retirement savings plan investments - Level 2	$ 6,516	$ 6,450
Liabilities:		
Contingent purchase price payable - Level 3 (see note 2)	$ 3,100	$ -
Interest rate swap agreement - Level 2	-	902
Total	$ 3,100	$ 902

The fair value of the supplemental executive retirement savings plan investments, which are included in prepaid and other current assets, was determined using the calculated net asset values obtained from the plan administrator and observable inputs of similar public mutual fund investments. The fair value of the contingent purchase price payable was determined utilizing budgets developed by management to assess the future earnings of the NSC centers, which were based on both historical and forecasted future activity. There have been no changes to the fair value of the contingent purchase price payable since its establishment. The fair value of the interest rate swap agreement, which is included in other long-term liabilities, was determined by a valuation obtained from the financial institution that is the counterparty to the interest rate swap agreement. The valuation, which represents the amount that the Company would have paid if the agreement was terminated, considered current interest rate swap rates, the critical terms of the agreement and interest rate projections. There were no transfers to or from Levels 1 and 2 during the year ended December 31, 2011.

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. The fair value of fixed rate long-term debt, with a carrying value of $101,188,000, was $105,302,000 at December 31, 2011. The fair value of variable-rate long-term debt approximates its carrying value of $357,575,000 at December 31, 2011. The fair value of fixed rate long-term debt, with a carrying value of $148,109,000, was $150,935,000 at December 31, 2010. The fair value of variable-rate long-term debt approximates its carrying value of $141,754,000 at December 31, 2010. The fair value is determined based on an estimation of discounted future cash flows of the debt at rates currently quoted or offered to the Company for similar debt instruments of comparable maturities by its lenders.

9. Leases

The Company has entered into various building and equipment capital and operating leases for its surgery centers in operation and under development and for office space, expiring at various dates through 2031. Future minimum lease payments, including payments during expected renewal option periods, at December 31, 2011 were as follows (in thousands):

Year Ended December 31,	Capitalized Equipment Leases	Operating Leases
2012	$ 3,448	$ 42,483
2013	1,762	41,861
2014	1,171	41,385
2015	986	40,434
2016	924	39,744
Thereafter	8,847	314,692
Total minimum rentals	17,138	$ 520,599
Less amounts representing interest at rates ranging from 3.8% to 14.0%	4,427	
Capital lease obligations	$ 12,711	

At December 31, 2011, buildings and equipment with a cost of approximately $18,968,000 and accumulated depreciation of approximately $5,583,000 were held under capital leases. The Company and the partners in the partnerships have guaranteed payment of certain of these leases. Rental expense for operating leases for the years ended December 31, 2011, 2010 and 2009 was approximately $42,413,000, $37,301,000 and $35,401,000, respectively.

10. Shareholders' Equity

a. Common Stock

During the year ended December 31, 2009, the Company purchased 830,700 shares of the Company's common stock for approximately $12,587,000, at an average price of $15 per share, which completed a $25,000,000 stock repurchase program authorized by the Company's Board of Directors in September 2008.

On April 22, 2009 the Company's Board of Directors approved an additional stock repurchase program for up to $40,000,000 of the Company's shares of common stock over the following 18 months. This plan expired in October 2010 with no shares having been purchased pursuant to the plan.

On October 20, 2010, the Company's Board of Directors approved a new stock repurchase program for up to $40,000,000 of the Company's shares of common stock over the following 18 months. During the year ended December 31, 2011, the Company purchased 344,100 shares of the Company's common stock for approximately $8,584,000, at an average price of $24.92 per share, in order to mitigate the dilutive effect of shares issued upon the exercise of stock options pursuant to the Company's stock incentive plans. In addition, the Company repurchased 62,700 shares of common stock for approximately $1,423,000 to cover payroll withholding taxes in connection with the vesting of restricted stock awards in accordance with the restricted stock agreements.

b. Shareholder Rights Plan

In 1999, the Company's Board of Directors adopted a shareholder rights plan and declared a distribution of one stock purchase right for each outstanding share of the Company's common stock to shareholders of record on December 16, 1999 and for each share of common stock issued thereafter. The shareholder rights plan expired on December 2, 2009.

c. Stock Incentive Plans

In May 2006, the Company adopted the AmSurg Corp. 2006 Stock Incentive Plan. The Company also has options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan, under which no additional options may be granted. Under these plans, the Company has granted restricted stock and non-qualified options to purchase shares of common stock to employees and outside directors from its authorized but unissued common stock. At December 31, 2011, 2,760,250 shares were authorized for grant under the 2006 Stock Incentive Plan and 1,296,301 shares were available for future equity grants, including 538,126 shares available for issuance as restricted stock. Restricted stock granted to outside directors in 2010 and 2011 vests over a two year period. Restricted stock granted to outside directors prior to 2010 vests one-third on the date of grant, with the remaining shares vesting over a two-year term and is restricted from trading for five years from the date of grant. Restricted stock granted to employees during 2009 and thereafter vests over four years in three equal installments beginning on the second anniversary of the date of grant. Restricted stock granted to employees prior to 2009 vests at the end of four years from the date of grant. The fair value of restricted stock is determined based on the closing bid price of the Company's common stock on the grant date.

Options are granted at market value on the date of the grant. Prior to 2007, granted options vested in four equal installments, commencing on the date of grant. Options granted in 2007 and 2008 vest at the end of four years from the grant date. No options were issued in 2011, 2010 or 2009. Outstanding options have a term of ten years from the date of grant.

Other information pertaining to share-based activity for the years ended December 31, 2011, 2010 and 2009 was as follows (in thousands):

	2011	2010	2009
Share-based compensation expense	$ 6,178	$ 4,869	$ 4,068
Fair value of shares vested	7,356	1,647	5,382
Cash received from option exercises	6,872	2,583	201
Tax benefit from option exercises	977	200	34

As of December 31, 2011, the Company had total unrecognized compensation cost of approximately $5,938,000 related to non-vested awards, which the Company expects to recognize through 2015 and over a weighted-average period of 1.1 years.

Average outstanding share-based awards to purchase approximately 922,801, 2,384,000 and 2,457,000 shares of common stock that had an exercise price in excess of the average market price of the common stock during the years ended December 31, 2011, 2010 and 2009, respectively, were not included in the calculation of diluted securities under the treasury method for purposes of determining diluted earnings per share due to their anti-dilutive impact.

A summary of the status of and changes for non-vested restricted shares for the three years ended December 31, 2011, is as follows:

	Number of Shares		Weighted Average Grant Price
Non-vested shares at January 1, 2009	327,751	$	23.83
Shares granted	162,507		19.34
Shares vested	(9,666)		22.55
Shares forfeited	(14,205)		23.59
Non-vested shares at December 31, 2009	466,387	$	22.29
Shares granted	233,460		21.83
Shares vested	(8,973)		20.45
Shares forfeited	(25,965)		22.21
Non-vested shares at December 31, 2010	664,909	$	22.16
Shares granted	276,869		21.78
Shares vested	(208,949)		23.11
Shares forfeited	(417)		24.75
Non-vested shares at December 31, 2011	732,412	$	21.91

A summary of stock option activity for the three years ended December 31, 2011 is summarized as follows:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2009	3,275,803	$	22.23	6.7
Options exercised with total intrinsic value of $112,000	(14,699)		13.67	
Options terminated	(110,052)		23.73	
Outstanding at December 31, 2009	3,151,052	$	22.22	5.0
Options exercised with total intrinsic value of $511,000	(157,750)		16.38	
Options terminated	(91,313)		23.73	
Outstanding at December 31, 2010	2,901,989	$	22.49	4.5
Options exercised with total intrinsic value of $2,482,000	(374,350)		18.36	
Options terminated	(17,585)		25.42	
Outstanding at December 31, 2011 with aggregate intrinsic value of $7,562,000	2,510,054	$	23.09	3.4
Vested or expected to vest at December 31, 2011 with total intrinsic value of $7,562,000	2,510,054	$	23.09	3.4
Exercisable at December 31, 2011 with total intrinsic value of $7,514,000	2,319,844	$	23.02	3.2

The aggregate intrinsic value represents the total pre-tax intrinsic value received by the option holders on the exercise date or that would have been received by the option holders had all holders of in-the-money outstanding options at December 31, 2011 exercised their options at the Company's closing stock price on December 31, 2011.

d. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share (in thousands, except per share amounts):

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2011:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$ 51,199	30,452	$ 1.68
Effect of dilutive securities options and non-vested shares	-	759	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$ 51,199	31,211	$ 1.64
Net earnings attributable to AmSurg Corp. per common share (basic)	$ 49,997	30,452	$ 1.64
Effect of dilutive securities options and non-vested shares	-	759	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$ 49,997	31,211	$ 1.60
For the year ended December 31, 2010:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$ 51,144	30,255	$ 1.69
Effect of dilutive securities options and non-vested shares	-	434	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$ 51,144	30,689	$ 1.67
Net earnings attributable to AmSurg Corp. per common share (basic)	$ 49,825	30,255	$ 1.65
Effect of dilutive securities options and non-vested shares	-	434	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$ 49,825	30,689	$ 1.62
For the year ended December 31, 2009:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$ 50,741	30,576	$ 1.66
Effect of dilutive securities options and non-vested shares	-	286	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$ 50,741	30,862	$ 1.64
Net earnings attributable to AmSurg Corp. per common share (basic)	$ 52,148	30,576	$ 1.71
Effect of dilutive securities options and non-vested shares	-	286	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$ 52,148	30,862	$ 1.69

11. Income Taxes

Total income taxes expense (benefit) for the years ended December 31, 2011, 2010 and 2009 was included within the following sections of the consolidated financial statements as follows (in thousands):

	2011	2010	2009
Income from continuing operations	$ 35,841	$ 33,791	$ 34,347
Discontinued operations	2,164	(593)	1,627
Shareholders' equity	(649)	(71)	(2)
Other comprehensive income	332	860	646
Total	$ 37,688	$ 33,987	$ 36,618

Income tax expense from continuing operations for the years ended December 31, 2011, 2010 and 2009 was comprised of the following (in thousands):

	2011	2010	2009
Current:			
Federal	$ 11,809	$ 11,233	$ 16,409
State	3,573	3,327	4,291
Deferred:			
Federal	17,976	16,402	11,552
State	2,483	2,829	2,095
Income tax expense	$ 35,841	$ 33,791	$ 34,347

Income tax expense from continuing operations for the years ended December 31, 2011, 2010 and 2009 differed from the amount computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes as a result of the following (in thousands):

	2011	2010	2009
Statutory federal income tax	$ 79,486	$ 74,655	$ 73,830
Less federal income tax assumed directly by noncontrolling interests	(49,021)	(44,927)	(44,049)
State income taxes, net of federal income tax benefit	3,755	4,048	4,127
Increase in valuation allowances	1,563	222	327
Interest related to unrecognized tax benefits	(83)	(151)	2
Other	141	(56)	110
Income tax expense	$ 35,841	$ 33,791	$ 34,347

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Increases and (decreases) in interest obligations of $(109,000), $(191,000) and $18,000 were recognized in the consolidated statement of earnings for the years ended December 31, 2011, 2010 and 2009, respectively, resulting in a total recognition of interest obligations of approximately $1,264,000 and $1,373,000 in the consolidated balance sheet at December 31, 2011 and 2010, respectively. No amounts for penalties have been recorded.

The Company primarily has unrecognized tax benefits that represent an amortization deduction which is temporary in nature. A reconciliation of the beginning and ending amount of the liability associated with unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	2011	2010	2009
Balance at beginning of year	$ 7,144	$ 6,766	$ 6,190
Additions for tax positions of current year	342	378	576
Decreases for tax positions taken during a prior period	(190)	-	-
Lapse of statute of limitations	(44)	-	-
Balance at end of year	$ 7,252	$ 7,144	$ 6,766

The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will increase $78,000 within the next 12 months due to continued amortization deductions. The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is approximately $150,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 were as follows (in thousands):

	2011	2010
Deferred tax assets:		
Allowance for uncollectible accounts	$ 841	$ 1,315
Accrued assets and other	3,562	1,800
Valuation allowances	(1,491)	(925)
Total current deferred tax assets	2,912	2,190
Share-based compensation	9,138	8,945
Interest on unrecognized tax benefits	456	533
Accrued liabilities and other	2,951	2,242
Operating and capital loss carryforwards	7,624	4,155
Valuation allowances	(6,133)	(4,045)
Total non-current deferred tax assets	14,036	11,830
Total deferred tax assets	16,948	14,020
Deferred tax liabilities:		
Prepaid expenses	783	681
Property and equipment, principally due to differences in depreciation	4,143	2,255
Goodwill, principally due to differences in amortization	124,060	99,664
Total deferred tax liabilities	128,986	102,600
Net deferred tax liabilities	$ 112,038	$ 88,580

The net deferred tax liabilities at December 31, 2011 and 2010 were recorded as follows (in thousands):

	2011	2010
Current deferred income tax assets	$ 2,129	$ 1,509
Non-current deferred income tax liabilities	114,167	90,089
Net deferred tax liabilities	$ 112,038	$ 88,580

The Company has provided valuation allowances on its gross deferred tax assets to the extent that management does not believe that it is more likely than not that such asset will be realized. Capital loss carryforwards will begin to expire in 2013, and state net operating losses will begin to expire in 2015.

12. Related Party Transactions

Certain surgery centers lease space from entities affiliated with their physician partners at negotiated rates that management believes were equal to fair market value at the inception of the leases based on relevant market data. Certain surgery centers reimburse their physician partners for salaries and benefits and billing fees related to time spent by employees of their practices on activities of the centers at current market rates. In addition, certain centers compensate at market rates their physician partners for physician advisory services provided to the surgery centers, including medical director and performance improvement services.

Related party payments for the years ended December 31, 2011, 2010 and 2009 were as follows (in thousands):

	2011	2010	2009
Operating leases	$ 29,137	$ 26,373	$ 18,176
Salaries and benefits	64,830	61,524	60,298
Billing fees	11,240	11,387	9,589
Medical advisory services	2,575	2,245	1,989

The Company also reimburses their physician partners for operating expenses paid by the physician partners to third party providers on the behalf of the surgery center. For the years ended December 31, 2011, 2010 and 2009, reimbursed expenses were approximately 5% of other operating expenses as reported in the accompanying consolidated statement of earnings. The Company believes that the foregoing transactions are in its best interests.

It is the Company's policy that all transactions by the Company with officers, directors, five percent shareholders and their affiliates be entered into only if such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties, are reasonably expected to benefit the Company and are approved by the Nominating and Corporate Governance Committee of the Company's Board of Directors.

13. Employee Benefit Programs

As of January 1, 1999, the Company adopted the AmSurg 401(k) Plan and Trust. This plan is a defined contribution plan covering substantially all employees of the Company and provides for voluntary contributions by these employees, subject to certain limits. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The Company's contributions for the years ended December 31, 2011, 2010 and 2009 were approximately $594,000, $561,000 and $525,000, respectively, and vest immediately or incrementally over five years, depending on the tenures of the respective employees for which the contributions were made.

As of January 1, 2000, the Company adopted the Supplemental Executive Retirement Savings Plan. This plan is a defined contribution plan covering all officers of the Company and provides for voluntary contributions of up to 50% of employee annual compensation. Company contributions are at the discretion of the Compensation Committee of the Board of Directors and vest incrementally over five years. The employee and employer contributions are placed in a Rabbi Trust and recorded in the accompanying consolidated balance sheets in prepaid and other current assets. Employer contributions to this plan for the years ended December 31, 2011, 2010 and 2009 were approximately $915,000, $234,000 and $1,170,000, respectively. On December 30, 2011, this plan was amended to allow non-employee directors to voluntarily contribute up to 100% of annual director cash compensation to the plan.

14. Commitments and Contingencies

The Company and its partnerships are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies its officers and directors for actions taken on behalf of the Company and its partnerships. Management is not aware of any claims against it or its partnerships which would have a material financial impact on the Company.

Certain of the Company's wholly owned subsidiaries, as general partners in the limited partnerships, are responsible for all debts incurred but unpaid by the limited partnership. As manager of the operations of the limited partnerships, the Company has the ability to limit potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law that would prohibit the physicians' current form of ownership in the partnerships, the Company would be obligated to purchase the physicians' interests in substantially all of the Company's partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law, which would trigger such purchases, was remote as of December 31, 2011.

On September 1, 2011, the Company acquired interests in 17 centers from NSC and agreed to pay as additional consideration an amount up to $7,500,000 based on a multiple of the excess earnings over the targeted earnings of the acquired centers (as defined), if any, from the period of January 1, 2012 to December 31, 2012. The Company has recorded $3,100,000 in other long term liabilities in the accompanying consolidated balance sheet which represents the fair value of such liability at December 31, 2011. Settlement of such contingency is expected to occur during the first quarter of 2013.

On November 14, 2011, the Company entered into an agreement to purchase a controlling interest in a center for approximately $4,700,000. The consummation of the acquisition is contingent upon the satisfaction of closing conditions customary for this type of transaction. The Company expects to close this transaction in the first quarter of 2012 and will fund the acquisition through a combination of operating cash flow and borrowings under its revolving credit facility.

15. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31 2011, 2010 and 2009 is as follows (in thousands):

	2011	2010	2009
Cash paid during the period for:			
Interest	$ 13,815	$ 12,219	$ 7,854
Income taxes, net of refunds	10,232	16,776	19,336
Non-cash investing and financing activities:			
Increase (decrease) in accounts payable associated with acquisition of property and equipment	659	164	(1,892)
Capital lease obligations	466	4,057	8,222
Restricted stock vested	4,476	48	90
Effect of acquisitions and related transactions:			
Assets acquired, net of cash and adjustments	408,429	94,686	170,783
Liabilities assumed and noncontrolling interests	(163,970)	(37,101)	(74,957)
Notes payable and other obligations	(5,236)	(3,895)	-
Payment for interests in surgery centers and related transactions	$ 239,223	$ 53,690	$ 95,826

16. Subsequent Events

The Company assessed events occurring subsequent to December 31, 2011 for potential recognition and disclosure in the consolidated financial statements. In February 2012, the Company, through a wholly owned subsidiary, acquired a majority interest in a surgery center for approximately $3,200,000. Upon acquisition, the operations of the acquired center were merged into an existing center. Other than as previously described, no events have occurred that would require adjustment to or disclosure in the consolidated financial statements.

Shareholder Information

Common Stock and Dividend Information

At February 13, 2012, there were approximately 5,600 holders of our common stock, including 197 shareholders of record. We have never declared or paid a cash dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. The declaration of dividends is within the discretion of our Board of Directors.

Quarterly Statement of Earnings Data (Unaudited)

The following table presents certain quarterly statement of earnings data for the years ended December 31, 2011 and 2010. The quarterly statement of earnings data set forth below was derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation thereof. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	2011				2010			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(In thousands, except per share data)							
Revenues	$178,870	$188,730	$195,934	$223,336	$168,027	$175,698	$176,343	$183,371
Earnings from continuing operations before income taxes	52,589	56,527	56,281	61,704	50,934	54,604	51,905	55,856
Net earnings from continuing operations	44,275	47,578	47,795	51,612	42,501	45,516	44,261	47,230
Net earnings (loss) from discontinued operations	353	(1,201)	(178)	(120)	1,011	1,112	874	(2,009)
Net earnings	44,628	46,377	47,617	51,492	43,512	46,628	45,135	45,221
Net earnings (loss) attributable to AmSurg Corp. common shareholders:								
Continuing	11,675	12,758	13,069	13,697	12,401	12,716	12,844	13,183
Discontinued	18	(1,128)	57	(149)	296	426	274	(2,315)
Net earnings	$ 11,693	$ 11,630	$ 13,126	$ 13,548	$ 12,697	$ 13,142	$ 13,118	$ 10,868
Diluted net earnings from continuing operations per common share	$ 0.37	$ 0.41	$ 0.42	$ 0.44	$ 0.40	$ 0.42	$ 0.42	$ 0.43
Diluted net earnings per common share	$ 0.38	$ 0.37	$ 0.42	$ 0.43	$ 0.41	$ 0.43	$ 0.43	$ 0.35
Market prices per share:								
High	$ 25.60	$ 28.00	$ 27.96	$ 26.87	$ 22.94	$ 23.30	$ 19.87	$ 21.68
Low	$ 20.34	$ 24.32	$ 19.08	$ 21.31	$ 20.00	$ 17.76	$ 16.35	$ 17.07

Reconciliation of Net Earnings Per Share-Diluted to Adjusted Net Earnings Per Share-Diluted [(1)]

	For the Year Ended December 31,
	2011
	(In thousands)
Operating Data:	
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.64
Plus: NSC transaction costs	0.07
Adjusted net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.71

(1) *We believe the calculation of adjusted net earnings from continuing operations per diluted share attributable to AmSurg Corp. common shareholders provides a better measure of our ongoing performance and provides better comparability to prior periods because it excludes costs incurred in executing the NSC transaction, which are of a nature and significance not generally associated with our historical individual center acquisition activity. Adjusted net earnings from continuing operations per diluted share attributable to AmSurg Corp. common shareholders should not be considered as a measure of financial performance under accounting principles generally accepted in the United States, and the item excluded from it is a significant component in understanding and assessing financial performance. Because adjusted net earnings from continuing operations per diluted share attributable to AmSurg Corp. common shareholders is not a measurement determined in accordance with accounting principles generally accepted in the United States and is thus susceptible to varying calculations, it may not be comparable as presented to other similarly titled measures of other companies.*

AMSURG CORP.

Company Information

Directors and Officers

Christopher A. Holden
President, Chief Executive Officer
and Director

Thomas G. Cigarran [1]
Director;
Former Chairman and Chief Executive Officer,
Healthways, Inc.,
healthcare services

James A. Deal [2][3]
Director;
President and Chief Executive Officer,
Hospice Compassus,
healthcare services

Steven I. Geringer
Chairman;
Former President and Chief Executive Officer,
PCS Health Systems, Inc.,
pharmaceutical services

Claire M. Gulmi
Executive Vice President, Chief Financial Officer,
Secretary and Director

Henry D. Herr [1][2]
Director;
Former Executive Vice President of Finance
and Administration and Chief Financial Officer,
Healthways, Inc.,
healthcare services

Kevin P. Lavender [2][3]
Director;
Senior Vice President and Managing Director
Large Corporate and Specialized Industries,
Fifth Third Bank,
financial services

Ken P. McDonald
Director;
Past President and Chief Executive Officer

Cynthia S. Miller [2][3]
Director;
Senior Vice President of Innovation and Pricing,
Univita,
healthcare services

John W. Popp, Jr., M.D. [1][3]
Director;
Medical Director, Centocor, Inc.,
biomedicine

David L. Manning
Executive Vice President and Chief Development Officer

Phillip A. Clendenin
Senior Vice President, Corporate Services

Kevin D. Eastridge
Senior Vice President, Finance and Chief Accounting Officer

Billie A. Payne
Senior Vice President, Operations

(1) Nominating and Corporate Governance Committee
(2) Audit Committee
(3) Compensation Committee

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Thursday, May 17, 2012, at 8:00 a.m., Central time, at the Company's corporate office.

Registrar and Transfer Agent

Computershare Shareholder Services, LLC
P.O. Box 43078
Providence, Rhode Island 02940-3078
800/568-3476

Corporate Office

AmSurg Corp.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615-665-1283

Form 10-K/Investor Contact

A copy of the AmSurg Corp. Annual Report on Form 10-K for fiscal 2011 (without exhibits) filed with the Securities and Exchange Commission is available from the Company at no charge. These requests and other investor contacts should be directed to Claire M. Gulmi, Executive Vice President, Chief Financial Officer and Secretary, at the Company's corporate office.

Common Stock Performance

The following graph compares the performance of our common stock with performance of a market index and a peer group index. The market index is the Center for Research in Security Prices Index for NASDAQ Stock Market (U.S. Companies) and the peer group index is the Center for Research in Security Prices Index for NASDAQ Health Services Stocks. The graph covers the period from December 31, 2006 through the end of fiscal 2011. The graph assumes that $100 was invested on January 1, 2007 in our common stock, the NASDAQ Index and the NASDAQ Health Services Index, and that all dividends were reinvested.



DOLLARS
150
125
100
75
50

	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
AMSG	100	117.7	101.5	95.7	91.1	114.1
NASDAQ	100	108.5	66.4	95.4	113.2	113.8
NASDAQ Health Services	100	130.7	95.4	126.1	151.8	143.8

AMSURG CORP.

20 Burton Hills Boulevard
Nashville, Tennessee 37215
615.665.1283

www.amsurg.com